FILE NO. 333-184264
                                                                    CIK #1550255


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

   For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact Name of Trust: INVESCO UNIT TRUSTS, MUNICIPAL SERIES 1130

     B.   Name of Depositor: INVESCO CAPITAL MARKETS, INC.

     C.   Complete address of Depositor's principal executive offices:

                               11 Greenway Plaza
                           Houston, Texas 77046-1173

     D.   Name and complete address of agents for service:


PAUL HASTINGS LLP                                 INVESCO CAPITAL MARKETS, INC.
Attention:  Michael R. Rosella, Esq.              Attention:  John M. Zerr, Esq.
75 East 55th Street                               11 Greenway Plaza
New York, New York  10022                         Houston, Texas 77046-1173


     E. Title of securities being registered: Units of fractional undivided beneficial interest.

     F.   Approximate date of proposed sale to the public:

 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

   / X / Check box if it is proposed that this filing will become effective immediately upon filing on December 4, 2012, pursuant to Rule 487.



                  Investment Grade Municipal Trust, Series 159

   Investment Grade Municipal Trust, Series 159 invests in a portfolio of tax-exempt municipal bonds. The Trust seeks to provide federal tax-exempt income and to preserve capital. The Trust is a unit investment trust included in Invesco Unit Trusts, Municipal Series 1130.


                                              Monthly
                                           Distributions
                                           -------------

               Estimated Current Return:       3.58%
               Estimated Long Term Return:     2.67%


   Estimated current return shows the estimated cash you should receive each year divided by the Unit price. Estimated long term return shows the estimated return over the estimated life of your Trust. These estimates are as of the opening of business on the Date of Deposit and will vary thereafter. We base this estimate on an average of the bond yields over their estimated life. This estimate also reflects the sales charge and estimated expenses. We derive the average yield for your portfolio by weighting each bond's yield by its value and estimated life. Unlike estimated current return, estimated long term return accounts for maturities, discounts and premiums of the bonds. These estimates show a comparison rather than a prediction of returns. No return calculation can predict your actual return. Your actual return may vary from these estimates.

                               Prospectus Part I

                                December 4, 2012


                      This prospectus contains two parts.
No one may use this Prospectus Part I unless accompanied by Prospectus Part II.

      You should read this prospectus and retain it for future reference.

--------------------------------------------------------------------------------
 The Securities and Exchange Commission has not approved or disapproved of the
    Trust Units or passed upon the adequacy or accuracy of this prospectus.
               Any contrary representation is a criminal offense.




INVESCO



   Investment Objective. The Trust seeks to provide federal tax-exempt income and to preserve capital.

   Principal Investment Strategy. The Trust invests in a portfolio of municipal bonds issued by or on behalf of states and territories of the United States, and political subdivisions and authorities thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing authorities, excludable from gross income for federal personal income tax purposes under existing law. In selecting bonds for the Trust, the Sponsor considered the following factors, among others:

     o a Standard & Poor's rating of at least "BBB-", a Moody's Investors Service, Inc. rating of at least "Baa3" or, if not rated, the bonds had credit characteristics sufficiently similar to those of comparable bonds that were so rated as to be acceptable for acquisition by the Trust in the opinion of the Sponsor;

     o the prices of the bonds relative to other bonds of comparable quality and maturity;

     o    the current income provided by the bonds;

     o the diversification of bonds as to purpose of issue and location of issuer; and

     o the probability of early return of principal or high legal or event risk.

   The portfolio generally consists of bonds maturing approximately 15 to 40 years from the Date of Deposit. Following the Date of Deposit, a bond may cease to be rated or its rating may be reduced, even to below "investment grade" ("BBB-" or "Baa3"), and the Trust could continue to hold such bond. See "Trust Administration--Portfolio Administration" in Prospectus Part II.

   Principal Risks. As with all investments, you can lose money by investing in the Trust. The Trust also might not perform as well as you expect. This can happen for reasons such as these:

     o Bond prices will fluctuate. The value of your investment may fall over time.

     o The value of the bonds will generally fall if interest rates, in general, rise. No one can predict whether interest rates will rise or fall in the future.

     o A bond issuer or insurer may be unable to make interest and/or principal payments in the future.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the primary offering period.

     o A bond issuer might prepay or "call" a bond before its stated maturity. If this happens, the Trust will distribute the principal to you but future interest distributions will fall. A bond's call price could be less than the price the Trust paid for the bond. If enough bonds are called, the Trust could terminate earlier than expected.


     o The Trust is considered to be concentrated in bonds of issuers located in Florida. These issuers make up approximately 25% of the principal amount of the bonds. The financial condition of Florida is affected by various national and local, economic, social and environmental policies and conditions and may have an effect on the value of Units.


     o The Trust may concentrate in bonds of a particular type of issuer. This makes the Trust less diversified and subject to greater risk than a more diversified portfolio. The types of bonds in the portfolio are listed under "The Bonds" in Prospectus Part II.

     o We do not actively manage the Trust's portfolio. Except in limited circumstances, the Trust will hold the same bonds even if the market value declines.


                   Summary of Essential Financial Information
             (As of the opening of business on the Date of Deposit)

==================================================================================================================================
General Information                                             Unit Price
--------------------------------------------------------------  ------------------------------------------------------------------

Date of Deposit                              December 4, 2012   Aggregate offering price of bonds in Trust        $     7,347,288
Principal amount of bonds in Trust                 $6,785,000   Aggregate offering price of bonds per Unit        $        940.39
Principal amount of bonds per Unit (1)                $868.42     Plus sales charge per Unit                      $         48.46
Number of Units                                         7,813     Plus organization costs per Unit (2)            $          6.10
Weighted average maturity of bonds                   26 years   Public offering price per Unit (3)                $        994.95
                                                                Redemption price per Unit (2)(3)                  $        937.19

==============================================================  ==================================================================
Portfolio Diversification (% of Par Value)                      Estimated Annual Income Per Unit
--------------------------------------------------------------  ------------------------------------------------------------------
Higher Education        27%        Alabama              1%      Estimated interest income                             $     37.95
Health Care             24         Arizona              1         Less estimated expenses (4)                         $      2.33
Transportation          20         Arkansas             3       Estimated net interest income                         $     35.62
Airport                  9         California          11
Water and Sewer          7         Florida             25
Retail Electric/Gas/               Illinois             7
  Telephone              4         Indiana              4
Financials               4         Michigan             3
Public Building          2         Nebraska             4
Utilities                2         New Hampshire        8
General Obligation       1         New York             5
                      -----        Ohio                 2
Total                  100%        Pennsylvania         1
                      =====        Texas               17
                                   Utah                 4
                                   Wisconsin            4
                                                     -----
                                   Total              100%
                                                     =====

==============================================================  ==================================================================
Expenses                                                        Estimated Distributions
--------------------------------------------------------------  ------------------------------------------------------------------
Sales Charge (% of Unit Price)                         4.90%    Initial interest distribution                    $        3.26 on
Organizational Costs per Unit (2)                $      6.10                                                     January 25, 2013
                                                 ===========    Subsequent interest distributions (6)            $           2.96

Estimated Annual Expenses per Unit
  Trustee's fee (5)(7)                           $      0.92    Record dates                               10th day of each month

                                                                Distribution dates                         25th day of each month
  Supervisory, bookkeeping and
     administrative services fee                 $      0.40
                                                                ------------------------------------------------------------------
  Evaluation fee (5)                             $      0.36    CUSIP Numbers
                                                                ------------------------------------------------------------------
  Other operating expenses                       $      0.68    Monthly                                               46136N-11-7
                                                 -----------
Total annual expenses per Unit                   $      2.36    Monthly Wrap Fee                                      46136N-12-5
                                                 ===========

==================================================================================================================================

(1) Some bonds may mature or be called or sold during your Trust's life. This could include a call or sale at a price below par value. We cannot guarantee that the value of your Units will equal the principal amount of bonds per Unit when you redeem them or when your Trust terminates.

(2) During the initial offering period, part of the value of the Units represents an amount of cash deposited to pay all or a portion of the costs of organizing the Trust. The estimated organization costs per Unit will be deducted from the assets of the Trust at the earlier of six months after the Date of Deposit or the end of the initial offering period. If Units are redeemed prior to any such reduction, these costs will not be deducted from the redemption proceeds. Organization costs are not included in the Public Offering Price per Unit for purposes of calculating the sales charge.


(3) After the first settlement date (December 7, 2012), you will pay accrued interest from this date to your settlement date less interest distributions.


(4) This shows estimated expenses in the first year other than organization costs. Organization costs are not deducted from interest income.

(5) Your Trust assesses this fee per $1,000 principal amount of bonds. Your Trust assesses other fees per Unit.

(6) We base this amount on estimated cash flows per Unit. This amount will vary with changes in expenses, interest rates and maturity, call or sale of bonds. The Information Supplement includes the estimated cash flows.


(7) During the first year the Trustee will reduce its fee by approximately $.03 per Unit (which is the estimated interest to be earned prior to the expected delivery dates for the "when, as and if issued" or "delayed delivery" bonds). Should the interest exceed this amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be the amount indicated above. Estimated interest income will increase to $37.98, and estimated annual expenses will increase to $2.36. Estimated net interest income will remain as shown.



PORTFOLIO (as of the opening of business on the Date of Deposit)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                     Rating (3)
                                                                                 ----------------                 Offering
Aggregate   Name of Issuer, Title, Interest Rate and                             Standard         Redemption      Price To
Principal   Maturity Date of Bonds (1)(2)                                        & Poor's Moody's Feature (4)     Trust (2)
-----------------------------------------------------------------------------------------------------------------------------

$    40,000 Arizona, Pinal County, Electrical District No. 3, Electric
              System Revenue Refunding Bonds                                                      2021 @ 100
              #4.75% Due 07/01/2031                                                  A     NR     2027 @ 100 S.F. $    44,898
    200,000 Illinois, City of Chicago, Chicago O'Hare International
              Airport Passenger Facility Charge Revenue
              Refunding Bonds, Series A
              3.875% Due 01/01/2032                                                 A-     A2     2022 @ 100          210,354
    275,000 Wisconsin Health and Educational Facilities Authority
              Revenue Bonds, Marshfield Clinic, Series B                                          2022 @ 100
              #4.25% Due 02/15/2032                                                 A-     NR     2029 @ 100 S.F.     287,543
    145,000 Florida, State Board of Governors, Florida International
              University Dormitory Revenue Bonds, Series A                                        2021 @ 100
              #4.00% Due 07/01/2032                                                  A     Aa3    2031 @ 100 S.F.     155,086
     80,000 Illinois, Chicago General Obligation Bonds, Project and
              Refunding, Series C                                                                 2019 @ 100
              #5.00% Due 01/01/2034                                                 A+     Aa3    2030 @ 100 S.F.      89,390
    275,000 Indiana Finance Authority Revenue Bonds, Community
              Foundation of Northwest Indiana Obligated Group                                     2022 @ 100
              #4.00% Due 03/01/2034                                                 A-     NR     2031 @ 100 S.F.     283,124
     50,000 California, Delano-Earlimart Irrigation District Revenue
              Certificates of Participation, Series A                                             2020 @ 100
              5.00% Due 02/01/2036                                                 AA-     NR     2032 @ 100 S.F.      56,181
    625,000 California, State Public Works Board of the State of
              California Lease Revenue Bonds, Department of
              Education, Riverside Campus Project, Series H                                       2022 @ 100
              #4.00% Due 04/01/2037                                               BBB+     A2     2033 @ 100 S.F.     653,512
    275,000 Florida, Broward County Airport System Revenue Bonds,
              Series Q-1                                                                          2022 @ 100
              5.00% Due 10/01/2037                                                  A+     A1     2034 @ 100 S.F.     321,472
    110,000 Florida, Peace River Manasota Regional Water Supply
              Authority, Utility System Revenue Bonds, Series A                                   2020 @ 100
              #4.50% Due 10/01/2037                                                 A+     Aa3    2036 @ 100 S.F.     121,643
    275,000 Nebraska, Lincoln County Hospital Authority No. 1, Hospital
              Revenue and Refunding Bonds, Great Plains Regional
              Medical Center Project                                                              2021 @ 100
              #4.00% Due 11/01/2037                                                 A-     NR     2033 @ 100 S.F.     281,102
    250,000 Texas, Harris County Cultural Education Facilities Finance
              Corporation, Medical Facilities Mortgage Revenue
              Refunding Bonds, Baylor College of Medicine,
              Series A                                                                            2022 @ 100
              5.00% Due 11/15/2037                                                  A-     NR     2033 @ 100 S.F.     293,138
    605,000 Texas Transportation Commission First Tier Revenue Bonds,
              Central Texas Turnpike System, Series A
              4.00% Due 08/15/2038                                                  A-    Baa1    2022 @ 100          626,302
    105,000 California, Public Utilities Commission of the City and
              County of San Francisco, San Francisco Water
              Revenue Bonds, WSIP, Sub-Series A
              #4.50% Due 11/01/2038                                                AA-     Aa3    2021 @ 100          118,106

PORTFOLIO (as of the opening of business on the Date of Deposit) (continued)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                     Rating (3)
                                                                                 ----------------                 Offering
Aggregate   Name of Issuer, Title, Interest Rate and                             Standard         Redemption      Price To
Principal   Maturity Date of Bonds (1)(2)                                        & Poor's Moody's Feature (4)     Trust (2)
-----------------------------------------------------------------------------------------------------------------------------
$   275,000 Utah Transit Authority, Sales Tax Revenue Bonds                                       2022 @ 100
              4.00% Due 06/15/2039                                                  A-     A1     2033 @ 100 S.F. $   292,276
    100,000 Florida, JEA Water and Sewer System Revenue Bonds,
              Series E                                                                            2020 @ 100
              #4.50% Due 10/01/2039                                                 AA     Aa2    2037 @ 100 S.F.     109,766
     95,000 Pennsylvania Higher Educational Facilities Authority,
              University of the Sciences in Philadelphia Revenue
              Bonds                                                                               2022 @ 100
              #4.00% Due 11/01/2039                                                 NR     A3     2038 @ 100 S.F.     100,315
     70,000 New York, Metropolitan Transportation Authority,
              Transportation Revenue Bonds, Series B                                              2022 @ 100
              #4.25% Due 11/15/2039                                                  A     A2     2037 @ 100 S.F.      76,989
     80,000 Illinois, Chicago O'Hare International Airport Passenger
              Facility Charge Revenue Bonds, Series A                                             2020 @ 100
              #5.00% Due 01/01/2040                                                 A-     A2     2036 @ 100 S.F.      90,199
    150,000 Florida, Orlando-Orange County Expressway Authority
              Revenue Bonds, Series C                                                             2020 @ 100
              5.00% Due 07/01/2040                                                   A     NR     2036 @ 100 S.F.     171,730
    275,000 Texas, Red River Education Finance Corporation, Higher
              Education Revenue Bonds, Texas Christian University
              Project                                                                             2020 @ 100
              #4.375% Due 03/15/2041                                                NR     Aa3    2039 @ 100 S.F.     300,993
    425,000 Florida, State Board of Governors, Florida International
              University Dormitory Revenue Bonds, Series A                                        2021 @ 100
              #4.25% Due 07/01/2041                                                  A     Aa3    2038 @ 100 S.F.     458,201
     35,000 Florida, Miami-Dade County Aviation Revenue Bonds, Miami
              International Airport, Series B                                                     2020 @ 100
              #5.00% Due 10/01/2041                                                  A     A2     2036 @ 100 S.F.      40,025
    170,000 Arkansas State University, Housing System Revenue Bonds,
              Jonesboro Campus, Series D (Assured Municipal Insured)                              2019 @ 100
              #3.50% Due 03/01/2042##                                               NR     A1     2038 @ 100 S.F.     168,805
    125,000 Ohio, County of Hamilton Healthcare Facilities Revenue
              Bonds, Christ Hospital Project                                                      2022 @ 100
              #5.00% Due 06/01/2042                                               BBB+    Baa1    2033 @ 100 S.F.     138,756
    140,000 Illinois, Metropolitan Pier and Exposition Authority,
              McCormick Place Expansion Project Refunding
              Revenue Bonds, Series B                                                             2022 @ 100
              #4.25% Due 06/15/2042                                                AAA     NR     2041 @ 100 S.F.     151,017
    105,000 Alabama, The Board of Trustees of the University of
              Alabama, General Revenue Bonds, The University
              of Alabama, Series A                                                                2022 @ 100
              #3.50% Due 07/01/2042                                                AA-     Aa2    2038 @ 100 S.F.     106,048
    250,000 Florida, Miami-Dade County Transit System Sales Surtax
              Revenue Bonds                                                                       2022 @ 100
              5.00% Due 07/01/2042                                                  AA     A1     2038 @ 100 S.F.     293,840
    525,000 New Hampshire Health and Education Facilities Authority,
              Healthcare System Revenue Bonds, Covenant Health
              Systems Obligated Group Issue                                                       2022 @ 100
              5.00% Due 07/01/2042                                                   A     NR     2033 @ 100 S.F.     582,257

PORTFOLIO (as of the opening of business on the Date of Deposit) (continued)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                     Rating (3)
                                                                                 ----------------                 Offering
Aggregate   Name of Issuer, Title, Interest Rate and                             Standard         Redemption      Price To
Principal   Maturity Date of Bonds (1)(2)                                        & Poor's Moody's Feature (4)     Trust (2)
-----------------------------------------------------------------------------------------------------------------------------
$   250,000 New York, Long Island Power Authority, Electric System
              General Revenue Bonds, Series A                                                     2022 @ 100
              5.00% Due 09/01/2042                                                  A-     A3     2038 @ 100 S.F. $   291,960
    200,000 Florida, Davie Water and Sewer System Revenue Bonds
              (Assured Municipal Insured)                                                         2022 @ 100
              #3.50% Due 10/01/2042                                                AA-     Aa3    2036 @ 100 S.F.     201,994
    205,000 Michigan Finance Authority, Hospital Revenue and Refunding
              Bonds, Oakwood Obligated Group                                                      2022 @ 100
              5.00% Due 11/01/2042                                                   A     A2     2038 @ 100 S.F.     230,266
-----------                                                                                                       -----------
$ 6,785,000                                                                                                       $ 7,347,288
===========                                                                                                       ===========


For an explanation of the footnotes used on this page, see "Notes to Portfolio".


Notes to Portfolio


(1) The bonds are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. Contracts to acquire the bonds were entered into during the period from November 20, 2012 to December 4, 2012.

(2) The Offering Price to Trust of the bonds is based on the offering side valuation as of the opening of business on the Date of Deposit determined by the Evaluator, a third party valuation provider, on the basis set forth under "Public Offering--Unit Price" in Prospectus Part II. In accordance with FASB Accounting Standards Codification ("ASC"), ASC 820, Fair Value Measurements and Disclosures, the Trust's investments are classified as Level 2, which refers to security prices determined using other significant observable inputs. Observable inputs are inputs that other market participants would use in pricing a security. These may include quoted market prices for similar securities, interest rates, prepayment speeds and credit risk. The cost of the bonds to the Sponsor for the Trust is $7,264,965 and the Sponsor's profit or (loss) is $82,323.


     The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain bonds. The cost of any such contracts and the corresponding gain or loss as of the evaluation time of the bonds is included in the Cost to Sponsor. Bonds marked by "##" following the maturity date have been purchased on a "when, as and if issued" or "delayed delivery" basis. Interest on these bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the first settlement date.

     "#" prior to the coupon rate indicates that the bond was issued at an original issue discount. See "The Trusts--Risk Factors" in Prospectus Part
     II. The tax effect of bonds issued at an original issue discount is described in "Federal Tax Status" in Prospectus Part II.

(3) "o" indicates that the rating is contingent upon receipt by the rating agency of a policy of insurance obtained by the issuer of the bonds. "NR" indicates that the rating service did not provide a rating for that bond. For a brief description of the ratings see "Description of Ratings" in the Information Supplement.

(4) This is the year in which each bond is initially or currently callable and the call price for that year. Each bond continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of bonds. The bonds may also be subject to redemption without premium at any time pursuant to extraordinary optional or mandatory redemptions if certain events occur. See "The Trusts--Risk Factors" in Prospectus Part II.


   Insurance on the Bonds. Any downgrade in the rating of an insurer of the bonds in the Trust may result in a downgrade in the rating of the issuer of the related bond and therefore may have a material adverse effect on the value of the bonds in the Trust and the value of your Units. The following is a description of the various bond insurers:

   ACA Financial Guaranty Corporation ("ACA Financial Guaranty"). On December 15, 2008, Standard & Poor's Ratings Services ("S&P") withdrew the financial strength, financial enhancement, and issuer credit ratings of ACA Financial Guaranty.

   Ambac Assurance Corporation ("Ambac"). On November 8, 2010, Ambac Financial Group, Inc., the holding company of Ambac, announced that it has filed for a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). Ambac Financial Group, Inc. will continue to operate in the ordinary course of business as "debtor-in-possession" under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court.

   On November 30, 2010, S&P withdrew the counterparty credit, financial strength, and financial enhancement ratings of Ambac at the company's request. The November 30, 2010 rating action followed a directive by the Commissioner of Insurance of the State of Wisconsin to Ambac to establish a segregated account for certain insured exposure, primarily policies related to credit derivatives, residential mortgage-backed securities, and other structured finance transactions. On April 7, 2011, Moody's Investors Service, Inc. ("Moody's") withdrew the insurance financial strength rating of Ambac Assurance.

   Assured Guaranty Corp. ("Assured Guaranty") and Assured Guaranty Municipal Corp. ("Assured Municipal") (formerly Financial Security Assurance, Inc. ("FSA")). On July 1, 2009, Assured Guaranty Ltd. ("Assured"), the parent company of Assured Guaranty, completed the purchase of Financial Security Assurance Holdings Ltd., the parent of financial guaranty insurance company, FSA. Effective November 9, 2009, FSA was renamed "Assured Municipal." In certain states, Assured Municipal may operate under its prior name. Assured Municipal, a separately capitalized company, provides municipal bond insurance, while Assured Guaranty provides financial guaranty insurance to both the municipal and structured finance sectors.

   On March 5, 2010, Moody's confirmed the insurance financial strength ratings of both Assured Guaranty and Assured Municipal at Aa3, with a negative outlook. On November 30, 2011 S&P lowered the counterparty credit and financial strength ratings of both Assured Guaranty and Assured Municipal to AA- from AA+, with a stable outlook. The November 30, 2011 downgrades reflect S&P's view that Assured Guaranty and Assured Municipal do not maintain enough capital to mitigate the largest obligor concentrations for a higher rating.

   Berkshire Hathaway Assurance Corp. ("BHAC"). On April 8, 2009, Moody's downgraded the insurance financial strength rating of BHAC from Aaa to Aa1, with a stable outlook. This downgrade reflects Moody's view concerning "the impact on Berkshire's key businesses of the severe decline in equity markets over the past year as well as the protracted economic recession." On February 4, 2010, S&P lowered the financial strength rating of BHAC from AAA to AA+, with a stable outlook, reflecting S&P's view that Berkshire's overall capital adequacy has weakened to levels no longer consistent with a AAA rating and is not expected to return to extremely strong levels in the near term.

   CIFG Assurance North America, Inc. ("CIFG"). On November 11, 2009, Moody's announced that it will withdraw the insurance financial strength rating of CIFG. On February 16, 2010, S&P withdrew the counterparty credit, financial strength, and financial enhancement ratings of CIFG.

   Financial Guaranty Insurance Company ("FGIC"). On March 24, 2009, Moody's withdrew the insurance financial strength rating of FGIC. On April 22, 2009, S&P withdrew the counterparty credit, financial strength, and financial enhancement ratings of FGIC.

   On November 24, 2009, FGIC announced that pursuant to an order of the New York Insurance Department, the company must suspend any and all claims payments until it has removed the impairment of its capital and restored to compliance its minimum surplus to policyholders requirement.

   National Public Finance Guarantee Corporation ("National Guarantee") (formerly MBIA Insurance Corp. of Illinois ("MBIA Illinois")). On February 18, 2009, MBIA, Inc., the parent company of MBIA Insurance Corporation ("MBIA Corp."), announced the restructuring of its financial guaranty insurance operations following the approval of the New York and Illinois insurance regulators. The restructuring involves the segregation of its financial guaranty insurance operations into two separately capitalized sister companies, with MBIA Illinois assuming the risk associated with its US municipal exposures, and with MBIA Corp. insuring the remainder of the portfolio, including all international and structured finance exposures. Business recently ceded to MBIA Corp. from FGIC has been assigned to MBIA Illinois. On March 19, 2009, MBIA Illinois formally changed its name to National Public Finance Guarantee Corporation. National Guarantee is a wholly owned subsidiary of MBIA, Inc. and independently capitalized with $5.6 billion in claims-paying resources as of December 31, 2010. In certain states, National Guarantee may operate under its prior name.

   On July 24, 2009, Moody's confirmed National Guarantee's insurance financial strength rating of Baa1, with a developing outlook. On December 22, 2010, S&P lowered the counterparty credit, financial strength, and financial enhancement ratings of National Guarantee to BBB from A, with a developing outlook.

   Radian Asset Assurance, Inc. ("Radian"). On November 10, 2010, Moody's confirmed Radian's Ba1 insurance financial strength rating, with a stable outlook. On December 23, 2010, S&P confirmed Radian's BB- financial strength, financial enhancement, and corporate credit ratings, with a negative outlook.

   Syncora Guarantee Inc. ("Syncora Guarantee") (formerly XL Capital Assurance Inc. ("XLCA")). On March 9, 2009, Moody's downgraded the insurance financial strength rating of Syncora Guarantee from Caa1 to Ca, with a developing outlook. On July 28, 2010, S&P withdrew the counterparty credit, financial strength and financial enhancement ratings of Syncora Guarantee.

   Underwriting. The Underwriters named below have purchased Units in the following amounts from the Sponsor, the sole and exclusive principal underwriter. See "Public Offering--Sponsor and Underwriter Compensation" in Prospectus Part II.

Name                                Address                                                     Units
---------------------------------   ------------------------------------------------------   ------------

Edward Jones & Co.                  201 Progress Parkway, Maryland Heights, Missouri 63043          3,563
SWS Securities Inc.                 1201 Elm Street, Suite 4300, Dallas, Texas 75270                3,000
RBC Capital Markets Corporation     60 South Sixth Street, Minneapolis, Minnesota 55402             1,000
Wedbush Morgan Securities, Inc.     6 Neffwold Court, St. Louis, Missouri 63122                       250
                                                                                             ------------
                                                                                                    7,813
                                                                                             ============


            Report of Independent Registered Public Accounting Firm

   To the Unitholders of Investment Grade Municipal Trust, Series 159 (included in Invesco Unit Trusts, Municipal Series 1130):

   We have audited the accompanying statement of condition including the related portfolio of Investment Grade Municipal Trust, Series 159 (included in Invesco Unit Trusts, Municipal Series 1130) as of December 4, 2012. The statement of condition is the responsibility of the Sponsor. Our responsibility is to express an opinion on such statement of condition based on our audit.

   We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of condition is free of material misstatement. The Trust is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of condition, assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall statement of condition presentation. Our procedures included confirmation with The Bank of New York Mellon, Trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of condition as of December 4, 2012. We believe that our audit of the statement of condition provides a reasonable basis for our opinion.

   In our opinion, the statement of condition referred to above presents fairly, in all material respects, the financial position of Investment Grade Municipal Trust, Series 159 (included in Invesco Unit Trusts, Municipal Series
1130) as of December 4, 2012, in conformity with accounting principles generally accepted in the United States of America.

New York, New York                                        /s/ GRANT THORNTON LLP
December 4, 2012


                             Statement of Condition
               As of the opening of business on December 4, 2012

INVESTMENT IN BONDS
   Contracts to purchase bonds (1)(2)                           $   7,347,288
   Accrued interest to the first settlement date (1)(2)                64,623
   Cash (3)                                                            47,666
                                                                -------------
           Total                                                $   7,459,577
                                                                =============
LIABILITY AND INTEREST OF UNITHOLDERS
   Liability--
           Accrued interest payable to Sponsor (1)(2)           $      64,623
           Organization costs (3)                                      47,666
   Interest of Unitholders--
           Cost to investors                                        7,773,523
           Less: Gross underwriting commission                        378,569
           Less: Organization costs (3)                                47,666
                                                                -------------
           Net interest to Unitholders (1)(2)                       7,347,288
                                                                -------------
           Total                                                $   7,459,577
                                                                =============
   Units outstanding                                                    7,813
                                                                =============
   Net asset value per Unit                                     $      940.39
                                                                =============


---------------------
(1) The value of the bonds is determined by Standard & Poor's Securities Evaluations, Inc. on the bases set forth under "Public Offering--Unit Price" in Prospectus Part II. The contracts to purchase bonds are collateralized by an irrevocable letter of credit in an amount sufficient to satisfy such contracts.

(2) The Trustee will advance the amount of the net interest accrued to the first settlement date to the Trust for distribution to the Sponsor as the Unitholder of record as of such date.

(3) A portion of the public offering price represents an amount of cash sufficient to pay for all or a portion of the costs incurred in establishing the Trust. The amount of these costs are set forth under "Summary of Essential Financial Information--Expenses". A distribution will be made as of the earlier of six months after the Date of Deposit or the close of the initial offering period to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of the Trust are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the Sponsor and deducted from the net assets of the Trust.



Contents of Prospectus Part I
  Investment Objective                            2
  Principal Investment Strategy                   2
  Principal Risks                                 2
  Summary of Essential Financial Information      3
  Portfolio                                       4
  Notes to Portfolio                              7
  Insurance on the Bonds                          7
  Underwriting                                    9
  Report of Independent Registered
    Public Accounting Firm                       10
  Statement of Condition                         10

Daily Prices
  o Call our 24-Hour Pricing Line
      (800) 953-6785
  o Visit our Unit Trusts Daily Prices Page http://www.invesco.com/UIT

Account Questions
  o Contact the Trustee
      (800) 856-8487

Learn More About Unit Trusts
  o Contact your financial advisor
  o Visit our Unit Trusts Internet Page
      http://www.invesco.com/UIT

Additional Information
  You may obtain an Information Supplement that provides more details about your trust and its policies.
  o Visit the SEC Internet Site
      http://www.sec.gov
  o Contact the Trustee
      (800) 856-8487

-----------------
When Units of the Trust are no longer available this prospectus may be used as a preliminary prospectus for a future Trust. If this prospectus is used for future Trusts you should note the following:

The information in this prospectus is not complete with respect to future Trust series and may be changed. No person may sell Units of future Trusts until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.


                                                                    U-IGMTPRO159

                               Prospectus Part I
                                December 4, 2012


                             Municipal Series 1130

                           Investment Grade Municipal
                               Trust, Series 159




INVESCO




                               Prospectus Part II


                                 December 2012

                              Invesco Unit Trusts
                                Municipal Series




                  A convenient way to invest in a diversified
                    portfolio of tax-exempt municipal bonds.

                      This prospectus contains two parts.
No one may use this Prospectus Part II unless accompanied by Prospectus Part I.

      You should read this prospectus and retain it for future reference.

--------------------------------------------------------------------------------
 The Securities and Exchange Commission has not approved or disapproved of the
    Trust Units or passed upon the adequacy or accuracy of this prospectus.
               Any contrary representation is a criminal offense.




INVESCO




THE TRUSTS
--------------------------------------------------------------------------------


   General. Your Trust is one of several unit investment trusts created under the name Invesco Unit Trusts, Municipal Series. The Trusts were created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "Trust Agreement"), dated the date of Prospectus Part I (the "Date of Deposit") among Invesco Capital Markets, Inc. (formerly Van Kampen Funds Inc.) as Sponsor, Invesco Investment Advisers LLC, as Supervisor, Standard & Poor's Securities Evaluations, Inc., as Evaluator, and The Bank of New York Mellon, as Trustee.


   The Trusts are separate portfolios of interest-bearing obligations issued by or on behalf of states and territories of the United States, and political subdivisions and authorities thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing authorities, excludable from gross income for Federal income tax purposes under existing law. All issuers of bonds in a "State Trust" are located in the state for which the Trust is named or in United States territories or possessions and their public authorities; consequently, in the opinion of recognized bond counsel to the bond issuers, the interest earned on the bonds is exempt to the extent indicated in Prospectus
Part I from state and local taxes. Further, in the opinion of bond counsel to the respective issuers, the interest income of each bond in a U.S. Territorial IM-IT Trust is exempt from state, Commonwealth of Puerto Rico and local income taxation. With the exception of Kansas, Missouri, New York and Pennsylvania Trusts, Units of a State Trust may be purchased only by residents of the state for which the Trust is named. Units of a Kansas Trust may be purchased by residents of Kansas and Missouri. Units of a Missouri Trust may be purchased by residents of Missouri and Kansas. Units of a New York Trust may be purchased by residents of New York, Connecticut, Florida and New Jersey. Units of a Pennsylvania Trust may be purchased by residents of Pennsylvania, Connecticut, Florida, Maryland, New Jersey, New York, Ohio and West Virginia. Trusts that hold only insured bonds are referred to herein as "Insured Trusts". "Long-Term Trust" refers to IM-IT, Investment Grade Municipal, U.S. Territorial IM-IT, High Grade Tax-Exempt Bond, 20+ Year Series, Long-Term State and National Quality Trusts. "Investment Grade Municipal Intermediate Trust" refers to an Investment Grade Municipal Trust which is designated as an "intermediate series" in the name of such Trust. "IGMT 3-7 Year Series" refers to an Investment Grade Municipal Trust which is designated as a "3-7 year series" in the name of such Trust. "Intermediate-Term Trust" refers to Strategic Municipal Trust Intermediate Series, State Intermediate Trusts, Investment Grade Municipal Intermediate Trusts and State Intermediate Laddered Maturity Trusts. Trusts that are named for a particular state are referred to herein as "State Trusts". "State Intermediate Trust" refers to a State Trust which is designated as an "intermediate series" in the name of such Trust. "State Intermediate Laddered Maturity Trust" refers to a State Trust which is designated as an "intermediate laddered maturity series" in the name of such Trust. State Trusts, other than State Intermediate Laddered Maturity Trusts or State Intermediate Trusts, are referred to herein as "Long-Term State Trusts". "Investment Grade Municipal Limited Maturity Trust" refers to an Investment Grade Municipal Trust which is designated as a "limited maturity series" in the name of such Trust.

   On the Date of Deposit, the Sponsor deposited with the Trustee the aggregate principal amount of bonds indicated in the "Summary of Essential Financial Information" in Prospectus Part I. The bonds in a Trust initially consist of delivery statements relating to contracts for their purchase and cash, cash equivalents and/or irrevocable letters of credit issued by a financial institution. Thereafter, the Trustee, in exchange for the bonds in a Trust, delivered to the Sponsor evidence of ownership of the number of Units indicated under "Summary of Essential Financial Information" in Prospectus Part I.

   The following table sets forth the approximate range of maturities in years from the Date of Deposit for bonds held in the indicated Trusts:



                                                                             Approximate Maturity
                                                                             From Date of Deposit
Trust                                                                              in Years
-------------------------------------------------------------------------------------------------
IM-IT, Investment Grade Municipal, IM-IT Discount, U.S. Territorial IM-IT,
    Long-Term State and National Quality Trust...............................      15 to 40
High Grade Tax-Exempt Bond Trust, 20+ Year Series............................      20 to 30
IM-IT Laddered Series........................................................      10 to 30
Investment Grade Municipal Limited Maturity Trust............................      17 to 22
IM-IT Limited Maturity Trust and Quality Municipals Income Trust (QM-IT)
    Limited Maturity Series..................................................      12 to 15
Investment Grade Municipal Intermediate Trust................................       7 to 13
IM-IT Intermediate Trust and Strategic Municipal Trust Intermediate Series...       5 to 15
State Intermediate Laddered Maturity Trust...................................       5 to 10
IM-IT Short Intermediate Trust and IGMT 3-7 Year Series......................       3 to 7

   The portfolio of any IM-IT Laddered Series is generally structured so that approximately 20% of the bonds will mature every five years, beginning in approximately the tenth year of the Trust, entitling each Unitholder to return of principal. The portfolio of any State Intermediate Laddered Maturity Trust is generally structured so that approximately 20% of the bonds will mature each year, beginning in approximately the fifth year of the Trust, entitling each Unitholder to a return of principal. This return of principal may offer Unitholders the opportunity to respond to changing economic conditions and to specific financial needs that may arise during the periods of the scheduled maturities. However, the flexibility provided by the return of principal may also eliminate a Unitholder's ability to reinvest at a rate as high as the yield on the bonds which matured.

   Each Unit initially offered represents a fractional undivided interest in the principal and net income of a Trust. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest in a Trust represented by each Unit will increase, although the actual interest in the Trust will remain unchanged. Units will remain outstanding until redeemed by Unitholders or until the termination of the Trust Agreement.

   Objectives and Bond Selection. The Trusts seek to preserve capital and to provide federal tax-exempt income and, in the case of most State Trusts, Federal and state tax-exempt income taxation. The Trusts invest in portfolios of municipal bonds issued by or on behalf of states and territories of the United States, and political subdivisions and authorities thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing authorities, excludable from gross income for federal and, for State Trusts, state personal income tax purposes under existing law. An IM-IT Laddered Series has additional objectives of providing protection against changes in interest rates and investment flexibility through an investment in a laddered portfolio of interest-bearing obligations with maturities ranging from approximately 10 to 30 years in which roughly 20% of the bonds mature every five years beginning in approximately the tenth year of the Trust. A State Intermediate Laddered Maturity Trust has additional objectives of providing protection against changes in interest rates and investment flexibility through an investment in a laddered portfolio of intermediate-term interest-bearing obligations with maturities ranging from approximately 5 to 10 years in which roughly 20% of the bonds mature each year beginning in approximately the fifth year of the Trust. There is, of course, no guarantee that any Trust will achieve its objectives. A Trust may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income bonds with greater diversification than they might be able to acquire individually. Diversification of a Trust's assets will not eliminate the risk of loss always inherent in the ownership of bonds. Insurance guaranteeing the timely payment, when due, of all principal and interest on the bonds in each Insured Trust has been obtained from municipal bond insurance companies. For information relating to insurance on the bonds, see "Insurance on the Bonds in the Insured Trusts".

   In selecting bonds for a Trust, the Sponsor considered the following factors, among others: (a) as of the Date of Deposit, the bonds are rated by at least one nationally recognized statistical rating organization in the category described in Prospectus Part I for the particular Trust or, if not rated, have credit characteristics sufficiently similar to those of comparable bonds that were so rated as to be acceptable for acquisition by such Trust in the opinion of the Sponsor, (b) the prices of the bonds relative to other bonds of comparable quality and maturity, (c) the current income provided by the bonds, (d) the diversification of bonds as to purpose of issue and location of issuer and (e) the probability of early return of principal or high legal or event risk. After the Date of Deposit, a bond may cease to be rated or its rating may be reduced below the minimum required as of the Date of Deposit. Neither event requires elimination of a bond from a Trust but may be considered in the Sponsor's determination as to whether or not to direct the Trustee to dispose of the bond (see "Trust Administration--Portfolio Administration").

   The Bonds. Your Trust invests in municipal bonds. States, municipalities and public authorities issue these bonds to raise money for a variety of purposes. In selecting bonds, the Sponsor seeks to diversify your portfolio by type of bond purpose. This section briefly describes different bond types to help you better understand your investment. The types of bonds and percentages they represent in your portfolio are listed in Prospectus Part I. These bonds are also described in greater detail in the Information Supplement.

   General Obligation Bonds and Revenue Bonds. General obligation bonds are backed by the general taxing power of the issuer. The issuer secures these bonds by pledging its faith, credit and unlimited taxing power for the payment of principal and interest. All other bonds in the Trusts are revenue bonds.

   Revenue bonds are payable only from the revenue of a specific project or authority. They are not supported by the issuer's general power to levy taxes. The risk of default in payment of interest or principal increases if the income of the related project falters because that income is the only source of payment. All of the following bonds are revenue bonds.

   Airport bonds are obligations of issuers that own and operate airports. The ability of the issuer to make payments on these bonds primarily depends on the ability of airlines to meet their obligations under use agreements. Due to increased competition, deregulation, increased fuel costs and other factors, some airlines may have difficulty meeting these obligations.

   Bond banks are vehicles that pool various municipal obligations into larger offerings. This reduces the cost of borrowing for the municipalities. The types of financing projects that these obligations support vary.

   Certificates of participation are generally a type of municipal lease obligation. Lease payments of a governmental entity secure payments on these bonds. These payments depend on the governmental entity budgeting appropriations for the lease payments. A governmental body cannot obligate future governments to appropriate for or make lease payments, but governments typically promise to take action necessary to include lease payments in their budgets. If a government fails to budget for or make lease payments, sufficient funds may not exist to pay interest or principal on these bonds.

   Health care bonds are obligations of issuers that derive revenue from hospitals and hospital systems. The ability of these issuers to make payments on bonds depends on factors such as facility occupancy levels, demand for services, competition resulting from hospital mergers and affiliations, the need to reduce costs, government regulation, costs of malpractice insurance and claims, and government financial assistance (such as Medicare and Medicaid).

   Higher education bonds are obligations of issuers that operate universities and colleges. These issuers derive revenues from tuition, dormitories, grants and endowments. These issuers face problems related to declines in the number of college-age individuals, possible inability to raise tuitions and fees, uncertainty of continued federal grants, state funding or donations, and government legislation or regulation.

   Industrial revenue bonds finance the cost of acquiring, building or improving industrial projects. Private corporations usually operate these projects. The ability of the issuer to make payments on these bonds depends on factors such as the creditworthiness of the corporation operating the project, revenues generated by the project, expenses of the project and environmental or other regulatory restrictions.

   Multi-family housing bonds are obligations of issuers that derive revenues from mortgage loans on multiple family residences, retirement housing or housing projects for low to moderate-income families. These bonds are generally pre-payable at any time. It is likely that their life will be less than their stated maturity. The ability of these issuers to make payments on bonds depends on such factors as rental income, occupancy levels, operating expenses, mortgage default rates, taxes, government regulations and appropriation of subsidies.

   Other care bonds include obligations of issuers that derive revenue from mental health facilities, nursing homes and intermediate care facilities. These bonds are similar to health care bonds and the issuers face the same general risks.

   Public building bonds finance the cost of acquiring, leasing, building or improving public buildings such as offices, recreation facilities, convention centers, police stations, correctional institutions and parking garages. The ability of the issuers to make payments on these bonds depends on factors such as the government budgeting sufficient funds to make lease or mortgage payments on the facility, user fees or rents, costs of maintenance and decreases in use of the facility.

   Public education bonds are obligations of issuers that operate primary and secondary schools. The ability of these issuers to make payments on these bonds depends primarily on ad valorem taxes. These issuers may also face problems related to litigation contesting state constitutionality of public education financing.

   Retail electric/gas/telephone bonds are obligations of issuers that derive revenues from the retail sale of utilities to customers. The ability of these issuers to make payments on these bonds depends on factors such as the rates and demand for these utilities, competition, government regulation and rate approvals, overhead expenses and the cost of fuels.

   Single family housing bonds are obligations of issuers that derive revenues from mortgage loans on single family residences. Single family residences generally include one to four-family dwellings. These bonds are similar to multi-family housing bonds and the issuers face the same general risks.

   Tax district bonds are obligations secured by a pledge of taxing power by a municipality, such as tax increment financing or tax allocation bonds. These bonds are similar to general obligation bonds. Unlike general obligation bonds, however, the municipality does not pledge its unlimited taxing power to pay these bonds. Instead, the municipality pledges revenues from a specific tax to pay these bonds. If the tax cannot support payment of interest and principal, a municipality may need to raise the related tax to pay these bonds. An inability to raise the tax could have an adverse affect on these bonds.

   Transportation bonds are obligations of issuers that own and operate public transit systems, ports, highways, turnpikes, bridges and other transportation systems. The ability of these issuers to make payments on these bonds depends on variations in use, the degree of government subsidization, competition from other forms of transportation and increased costs. Port authorities derive revenues primarily from fees imposed on ships using the port facilities. These fees can fluctuate depending on the local economy and competition from air, rail and truck transportation. Increased fuel costs, alternative transportation modes and competition from toll-free bridges and roads will impact revenues of issuers that operate bridges, roads or tunnels.

   Waste disposal bonds are obligations of issuers that derive revenues from resource recovery facilities. These facilities process solid waste, generate steam and convert steam to electricity. These issuers face problems such as costs and delays due to environmental concerns, effects of conservation and recycling, destruction or condemnation of a project, void or unenforceable contracts, changes in the economic availability of raw materials, operating supplies or facilities, and other unavoidable changes that adversely affect operation of a project.

   Water and sewer bonds are obligations of issuers that derive revenues from user fees from the sale of water and sewerage services. These issuers face problems such as the ability to obtain rate increases, population declines, difficulties in obtaining new fresh water supplies and "no-growth" zoning ordinances. These issuers also face many of the same problems of waste disposal issuers.

   Wholesale electric bonds are obligations of issuers that derive revenues from selling electricity to other utilities. The ability of these issuers to make payments on these bonds depends on factors such as the rates and demand for electric utilities, competition, overhead expenses and government regulation and rate approvals.

   More About the Bonds. In addition to describing the purpose of the bonds, other information about the bonds is also included in the "Portfolio" and notes thereto in Prospectus Part I. This information relates to other characteristics of the bonds. This section briefly describes some of these characteristics.

   Original issue discount bonds were initially issued at a price below their face (or par) value. These bonds typically pay a lower interest rate than comparable bonds that were issued at or above their par value. In a stable interest rate environment, the market value of these bonds tends to increase more slowly in early years and in greater increments as the bonds approach maturity. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond's par value.

   Zero coupon bonds are a type of original issue discount bond. These bonds do not pay any current interest during their life. If an investor owns this type of bond, the investor has the right to receive a final payment of the bond's par value at maturity. The price of these bonds often fluctuates greatly during periods of changing market interest rates compared to bonds that make current interest payments. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond's par value.

   "When, as and if issued" bonds are bonds that trade before they are actually issued. This means that the Sponsor can only deliver them to your Trust "when, as and if" the bonds are actually issued. Delivery of these bonds may be delayed or may not occur. Interest on these bonds does not begin accruing to your Trust until the Sponsor delivers the bond to the Trust. You may have to adjust your tax basis if the Sponsor delivers any of these bonds after the expected delivery date. Any adjustment would reflect interest that accrued between the time you purchased your Units and the delivery of the bonds to your Trust. This could lower your first year estimated current return. You may experience gains or losses on these bonds from the time you purchase Units even though your Trust has not yet received them.

   In order to acquire certain bonds, it may be necessary for the Sponsor or Trustee to pay amounts covering accrued interest on the bonds which exceed the amounts which will be made available through cash furnished by the Sponsor on the Date of Deposit. This cash may exceed the interest which would accrue to the First Settlement Date. The Trustee has agreed to pay for any amounts necessary to cover any excess and will be reimbursed when funds become available from interest payments on the related bonds. Also, since interest on any "when, as and if issued" bonds does not begin accruing as tax-exempt interest income to the benefit of Unitholders until the date of delivery, the Trustee may reduce its fee and pay Trust expenses in order to maintain or approach the same estimated net annual interest income during the first year of the Trust's operations as described under "Summary of Essential Financial Information" in Prospectus Part I.

   Municipal Bond Risk Factors. All investments involve risk. This section describes the main risks that can impact the value of bonds in your Trust. You should understand these risks before you invest. If the value of the bonds falls, the value of your Units will also fall. You can lose money by investing in a Trust. No one can guarantee that your Trust will achieve its objective or that your investment return will be positive over any period. The Information Supplement contains a more detailed discussion of risks related to your investment.

   Current economic conditions. The markets for credit instruments, including corporate bonds and municipal securities, have experienced periods of extreme illiquidity and volatility since the latter half of 2007. The current economic environment has made conditions difficult for virtually all industries and companies to operate in an efficient manner. General market uncertainty and consequent repricing risk have led to market imbalances of sellers and buyers, which in turn have resulted in significant valuation uncertainties in a variety of debt securities. These conditions resulted, and in many cases continue to result in, greater volatility, less liquidity, widening credit spreads and a lack of price transparency, with many debt securities remaining illiquid and of uncertain value. These market conditions may make valuation of some of the Trust's bonds uncertain and/or result in sudden and significant valuation increases or declines in its holdings.

   Market risk is the risk that the value of the bonds in your Trust will fluctuate. This could cause the value of your Units to fall below your original purchase price or below the par value. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a bond's issuer or insurer, perceptions of the issuer or insurer, or ratings on a bond. Even though the Supervisor supervises your portfolio, you should remember that no one manages your portfolio. Your Trust will not sell a bond solely because the market value falls as is possible in a managed fund.

   Interest rate risk is the risk that the value of bonds will fall if interest rates increase. Bonds typically fall in value when interest rates rise and rise in value when interest rates fall. Bonds with longer periods before maturity are often more sensitive to interest rate changes.

   Credit risk is the risk that a bond's issuer or insurer is unable to meet its obligation to pay principal or interest on the bond.

   Call risk is the risk that the issuer prepays or "calls" a bond before its stated maturity. An issuer might call a bond if interest rates fall and the bond pays a higher interest rate or if it no longer needs the money for the original purpose. If an issuer calls a bond, your Trust will distribute the principal to you but your future interest distributions will fall. You might not be able to reinvest this principal at as high a yield. A bond's call price could be less than the price your Trust paid for the bond and could be below the bond's par value. This means that you could receive less than the amount you paid for your Units. If enough bonds in your Trust are called, your Trust could terminate early. The first date that the issuer can call each bond is listed in the "Portfolio" in Prospectus Part I along with the price the issuer would have to pay. Some or all of the bonds may also be subject to extraordinary optional or mandatory redemptions if certain events occur, such as certain changes in tax laws, the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used, and various other events. The call provisions are described in general terms in the "Redemption Feature" column of the "Portfolio" section in Prospectus Part I, and the notes thereto. Additional discussion of call provisions appears in the Information Supplement.

   Bond quality risk is the risk that a bond will fall in value if a rating agency decreases the bond's rating.

   Bond concentration risk is the risk that your Trust is less diversified because it concentrates in a particular type of bond. When a certain type of bond makes up 25% or more of a Trust, the Trust is considered to be "concentrated" in that bond type. The different bond types are described under "The Bonds".

   Reduced diversification risk is the risk that your Trust will become smaller and less diversified as bonds are sold, are called or mature. This could increase your risk of loss and increase your share of Trust expenses.

   Insurer default risk is the risk that an investor of an insured trust could lose income and/or principal if the issuer and the insurer of a municipal bond both default in making their payment obligations.

   Liquidity risk is the risk that the value of a bond will fall if trading in the bond is limited or absent. No one can guarantee that a liquid trading market will exist for any bond because these bonds generally trade in the over-the-counter market (they are not listed on a securities exchange).

   Litigation and legislation risk is the risk that future litigation or legislation could affect the value of your Trust. For example, future legislation could reduce tax rates, impose a flat tax, exempt all investment income from tax or change the tax status of the bonds. Litigation could challenge an issuer's authority to issue or make payments on bonds.

   State Risk Factors. Your Trust may invest significantly in tax-exempt municipal bonds of issuers from a particular state. The financial condition of a state may be affected by various national, economic, social and environmental policies and conditions. Additionally, limitations imposed by constitutional amendments, legislative measures, or voter initiatives on a state and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the state and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations.

   The economic vitality of a state and its various regions and, therefore, the ability of the state and its local governments to satisfy the bonds, are affected by numerous factors, such as natural disasters, complications with exports and industry deregulation.

   A state may be a party to numerous lawsuits in which an adverse final decision could materially affect the state's governmental operations and consequently its ability to pay debt service on its obligations.

   No FDIC Guarantee. An investment in your Trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

ESTIMATED CURRENT AND LONG-TERM RETURNS
--------------------------------------------------------------------------------

   The Estimated Current Return and the Estimated Long-Term Return as of the Date of Deposit are set forth on the cover of the Prospectus Part I. Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trust and with the principal prepayment, default (if any), redemption, maturity, exchange or sale of bonds. The Public Offering Price will vary with changes in the price of the bonds. Accordingly, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of the bonds and (2) takes into account the expenses and sales charge associated with Units. Since the value and estimated retirements of the bonds and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated dates and amounts of principal returned on the bonds while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

PUBLIC OFFERING
--------------------------------------------------------------------------------

   General. Units are offered at the Public Offering Price. During the initial offering period the Public Offering Price is based on the aggregate offering price of the bonds, the sales charge described below, cash, if any, in the Principal Account (including cash to pay organization costs) and accrued interest, if any. Organization costs are not included in the Public Offering Price per Unit for purposes of calculating the sales charge.

   If you purchase Units during the initial offering period of a Trust with a deferred sales charge, your sales charge will consist of (i) an initial sales charge paid upon the purchase of your Units and (ii) the remaining deferred sales charge, which consists of a fixed dollar amount per Unit paid in installments on specified deferred sales charge payment dates. In no event will your combined initial sales charge and deferred sales charge exceed the maximum percentage sales charge for the applicable Trust as set forth above. For more details, including the specific amount and method of calculation of the initial and deferred sales charge, for those Trusts which offer a deferred sales charge, see the "Fee Table" in Prospectus Part I of the applicable Trust.

   After the initial public offering period, the secondary market Public Offering Price is based on the bid prices of the bonds, the sales charge described below, cash, if any, in the Principal Account and accrued interest, if any. The actual sales charge that may be paid by an investor may differ slightly from the sales charges shown herein due to rounding that occurs in the calculation of the Public Offering Price and in the number of Units purchased. The minimum purchase in the primary and secondary market is one Unit. Certain broker-dealers or selling firms may charge an order handling fee for processing Unit purchases.

   The maximum initial offering period sales charges are as follows:


                                                                            Initial Offering Period Sales Charge
                                                                                         as Percent of
                                                                            ------------------------------------
                                                                             Public Offering    Offering Price
Trust                                                                              Price           of Bonds
----------------------------------------------------------------------------------------------------------------
IM-IT, Investment Grade Municipal, U.S. Territorial IM-IT, High Grade
    Tax-Exempt Bond, 20+ Year Series, Long-Term State, National
    Quality and IM-IT Discount Trusts.........................................    4.900%            5.152%
IM-IT Intermediate, IM-IT Laddered Series, QM-IT Limited Maturity Series,
    Investment Grade Municipal Limited Maturity Trusts and IM-IT Limited
    Maturity Trusts...........................................................    3.900             4.058
Strategic Municipal Trust Intermediate Series, State Intermediate Trusts,
    Investment Grade Municipal Intermediate Trusts and State
    Intermediate Laddered Maturity Trusts.....................................    3.000             3.093
IM-IT Short Intermediate Trusts...............................................    2.000             2.041
IGMT 3-7 Year Series..........................................................    1.950             1.989


   The maximum secondary market sales charge is computed as described in the following table based upon the estimated long-term return life in years ("ELTR Life") of a Trust's portfolio:

 ELTR Life (Years)    Sales Charge    ELTR Life (Years)     Sales Charge    ELTR Life (Years)     Sales Charge
------------------    ------------   -------------------    ------------   -------------------    ------------
Less than 2 .........    1.00%      8 but less than 9 .....    3.50%      15 but less than 16 ...    4.80%
2 but less than 3 ...    1.50       9 but less than 10 ....    4.00       16 but less than 17 ...    4.90
3 but less than 4 ...    2.00       10 but less than 11 ...    4.20       17 but less than 18 ...    5.00
4 but less than 5 ...    2.25       11 but less than 12 ...    4.40       18 but less than 19 ...    5.10
5 but less than 6 ...    2.50       12 but less than 13 ...    4.50       19 but less than 20 ...    5.20
6 but less than 7 ...    2.75       13 but less than 14 ...    4.60       20 but less than 21 ...    5.30
7 but less than 8 ...    3.00       14 but less than 15 ...    4.70       21 and over ...........    5.40

   The ELTR Life represents the estimated life of the bonds in a Trust's portfolio as determined for purposes of calculating Estimated Long-Term Return. See "Estimated Current and Long-Term Returns". The sales charges in the above table are expressed as a percentage of the secondary market Public Offering Price per Unit. For example, the maximum secondary market sales charge for a Trust with an ELTR Life of "9 but less than 10" years would be 4.00% of the Public Offering Price per Unit (4.167% of the aggregate bid price of the bonds).

   If you purchase Units in the secondary market of a Trust with a deferred sales charge, your maximum sales charge will be based on the remaining ELTR Life of the Trust as described above and will consist of an initial sales charge and the remaining deferred sales charge, if any. If the secondary market Units are purchased prior to the final deferred sales charge payment date, the initial sales charge, which you pay at the time of purchase, is the difference between the secondary market sales charge based on the ELTR Life listed above and the maximum remaining deferred sales charge. If you purchase Units after the last deferred sales charge payment has been assessed, your maximum sales charge will consist of the one time initial sales charge based on the ELTR Life.

   Reducing Your Sales Charge. The Sponsor offers a variety of ways for you to reduce the sales charge that you pay. It is your financial professional's responsibility to alert the Sponsor of any discount when you purchase Units. Before you purchase Units you must also inform your broker-dealer of your qualification for any discount or of any combined purchases to be eligible for a reduced sales charge. You may not combine discounts.

   For Trusts with a deferred sales charge, these charges are fixed dollar amounts per Unit, and your Trust must charge these amounts per Unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales charge is less than the fixed dollar amounts of the deferred sales charges, you will receive a credit equal to the difference between your total sales charge and these fixed dollar charges at the time you buy Units.

   Large Quantity Purchases. You can reduce your sales charge by increasing the size of your investment. If you purchase the amount of Units shown in the table below during the initial offering period, your sales charge will be as follows:


                                                Sales Charge Reduction Per Unit
                          ------------------------------------------------------------------------
                              Long-Term     IM-IT Short       IGMT      Intermediate-
Aggregate Number              and IM-IT     Intermediate    3-7 Year        Term
of Units Purchased         Discount Trusts     Trust         Series        Trusts     Other Trusts
------------------        ----------------  ------------  ------------  ------------  ------------
100 - 249 Units.........    $      4.00     $     2.00    $     2.50    $     4.00    $    4.00
250 - 499 Units.........    $      6.00     $     3.00    $     3.50    $     6.00    $    6.00
500 - 999 Units.........    $     14.00     $     4.00    $     4.50    $     9.00    $    9.00
1,000 - 2,999 Units.....    $     19.00     $     6.00    $     5.50    $    11.00    $   11.00
3,000 - 4,999 Units.....    $     24.00     $     6.00    $     6.50    $    13.00    $   16.00
5,000 or more Units.....    $     31.50     $     6.00    $     7.50    $    15.00    $   23.00

   Except as described below, these quantity discount levels apply only to purchases of a single Trust made by the same person on a single day from a single broker-dealer. We also apply the different purchase levels on a dollar basis using a $1,000 Unit equivalent. For example, if you purchase between $250,000 and $499,999, your sales charge discount per Unit for an IM-IT will be $6.


   Aggregated Purchases--For purposes of achieving these levels you may combine purchases of Units of a Trust offered in this prospectus with purchases of units of any other Invesco-sponsored unit investment trusts in the initial offering period (including other Trusts offered in this prospectus) which are not already subject to a reduced sales charge. In addition, Units purchased in the name of your spouse or children under 21 living in the same household as you will be deemed to be additional purchases by you for the purposes of calculating the applicable quantity discount level. The reduced sales charge levels will also be applicable to a trustee or other fiduciary purchasing Units for a single trust, estate (including multiple trusts created under a single estate) or fiduciary account. To be eligible for aggregation as described in this paragraph, all purchases must be made on the same day through a single broker-dealer or selling agent. You must inform your broker-dealer of any combined purchases before your purchase to be eligible for a reduced sales charge.


   Fee Accounts. A portion of the sales charge is waived for certain accounts described in this paragraph. Purchases by these accounts are subject only to the portion of the sales charge that is retained by the Sponsor. Please refer to the section called "Fee Accounts" for additional information on these purchases. Units may be purchased in the initial offering period at the Public Offering Price less the maximum applicable concession the Sponsor typically allows to brokers and dealers (either non-Underwriter or Underwriter concession, whichever is greater) for purchases by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge ("Wrap Fee") is imposed ("Fee Accounts") if the Units are purchased for a Fee Account and the Trust is subject to a Wrap Fee (i.e. the Trust is "Wrap Fee Eligible"). For example, with respect to a Long-Term Trust such as IM-IT, Wrap Fee Eligible purchasers would pay $9 per Unit, which represents the maximum sales charge of $49 per Unit minus the maximum applicable concession of $40 per Unit. The Sponsor reserves the right to limit or deny purchases of Units described in this paragraph by investors or selling firms whose frequent trading activity is determined to be detrimental to a Trust.


   Exchanges. During the initial offering period of a Trust, unitholders of any Invesco-sponsored unit investment trust and unitholders of unaffiliated unit investment trusts may utilize their redemption or termination proceeds from such a trust to purchase Units of a Trust offered in this prospectus at a reduced sales charge. The sales charge will be reduced by $14.00 per Unit for IM-IT, Investment Grade Municipal, IM-IT Discount, U.S. Territorial IM-IT, High Grade Tax-Exempt Bond, 20+ Year Series, Long-Term State and National Quality Trusts, by $9.00 per Unit for IM-IT Limited Maturity, QM-IT Limited Maturity Series, Investment Grade Municipal Limited Maturity Trusts, IM-IT Laddered Series and Intermediate-Term Trusts and by $4.50 per Unit for IGMT 3-7 Year Series. In order to be eligible for the sales charge discounts applicable to Unit purchases made with redemption or termination proceeds from other unit investment trusts, the termination or redemption proceeds used to purchase Units of the Trust must be derived from a transaction that occurred within 30 days of your Unit purchase. In addition, the discounts will only be available for investors that utilize the same broker-dealer (or a different broker-dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker-dealer to evidence your eligibility for these reduced sales charge discounts. An exchange does not avoid a taxable event on the redemption or termination of an interest in a Trust.

   Employees. Employees, officers and directors (including their spouses and children under 21 living in the same household, and trustees, custodians or fiduciaries for the benefit of such persons (collectively referred to herein as "related purchasers")) of Invesco Capital Markets, Inc. and its affiliates and, when permitted, Underwriters and their affiliates may purchase Units at the Public Offering Price less the applicable underwriting commission or less the applicable dealer concession in the absence of an underwriting commission. Employees, officers and directors (including related purchasers) of dealers and their affiliates may purchase Units at the Public Offering Price less the applicable dealer concession. All employee discounts are subject to the policies of the related selling firm. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.


   Unit Price. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in Prospectus Part I in accordance with fluctuations in the prices of the bonds. The price of Units as of the opening of business on the Date of Deposit was determined by adding the applicable sales charge and organization costs to the aggregate offering price of the bonds and dividing the sum by the number of Units outstanding. This price determination was made on the basis of an evaluation of the bonds prepared by the Evaluator. During the initial offering period, the Evaluator will value the bonds as of the Evaluation Time on days the New York Stock Exchange is open for business and will adjust the Public Offering Price of Units accordingly. The "Evaluation Time" is the close of regular trading on the New York Stock Exchange on each day that the Exchange is open for trading, or earlier on days where the Bond Market Association recommends an early bond market close, provided, however, on the Date of Deposit the "Evaluation Time" will be the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission (the "SEC") becomes effective, if later. The secondary market Public Offering Price per Unit will be equal to the aggregate bid price of the bonds plus the applicable secondary market sales charge and dividing the sum by the number of Units outstanding. For secondary market purposes, this computation will be made by the Evaluator as of the Evaluation Time for each day on which any Unit is tendered for redemption and as necessary. The offering price of bonds may be expected to range approximately from 0.125% to 1.375% more than the bid price.

   The Public Offering Price per Unit will be effective for all orders received prior to the Evaluation Time on each business day. Orders received by the Sponsor prior to the Evaluation Time and orders received by authorized financial professionals prior to the Evaluation Time that are properly transmitted to the Sponsor by the time designated by the Sponsor, are priced based on the date of receipt. Orders received by the Sponsor after the Evaluation Time, and orders received by authorized financial professionals after the Evaluation Time or orders received by such persons that are not transmitted to the Sponsor until after the time designated by the Sponsor, are priced based on the date of the next determined Public Offering Price per Unit provided they are received timely by the Sponsor on such date. It is the responsibility of authorized financial professionals to transmit orders received by them to the Sponsor so they will be received in a timely manner.

   The aggregate price of the bonds is determined on the basis of bid prices or offering prices, as is appropriate, (a) on the basis of current market prices obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Trusts; (b) if these prices are not available, on the basis of current market prices for comparable bonds; (c) by causing the value of the bonds to be determined by others engaged in the practice of evaluation, quoting or appraising comparable bonds; or (d) by any combination of the above. Market prices of the bonds will generally fluctuate with changes in market interest rates.

   A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

   Organization Costs. During the initial offering period, part of the Public Offering Price represents an amount of cash deposited to pay the estimated costs incurred in establishing your Trust. These costs include the costs of preparing documents relating to the Trust (such as the registration statement, prospectus, trust agreement and legal documents), federal and state registration fees, the initial fees and expenses of the Trustee and the initial audit. Your Trust will reimburse us for these costs at the end of the initial offering period or after six months, if earlier. The value of your Units will decline when the Trust deducts these costs from the Trust assets.

   Accrued Interest. Accrued interest is an accumulation of unpaid interest on securities which generally is paid by the bonds semi-annually, although each Trust accrues interest daily. Because of this, a Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling after the First Settlement Date, the proportionate share of accrued interest to the settlement date is added to the Public Offering Price of Units. You will receive the amount of accrued interest paid on your Units on the next distribution date. In an effort to reduce the accrued interest which would have to be paid by Unitholders, the Trustee will advance the amount of accrued interest to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the accrued interest added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account after the First Settlement Date. Because of the varying interest payment dates of the bonds, accrued interest at any point in time will be greater than the amount of interest actually received by a Trust and distributed to Unitholders. If you sell or redeem all or a portion of your Units, you will be entitled to receive your proportionate share of the accrued interest from the purchaser of your Units.

   Unit Distribution. Units will be distributed to the public by Underwriters, broker-dealers and others at the Public Offering Price, plus accrued interest. The Sponsor intends to qualify Units for sale in a number of states. During the initial offering period, the Sponsor and Underwriters will sell Units to non-Underwriter broker-dealers and selling agents at the Public Offering Price (net of any sales charge discount) less the concession or agency commission described in the following sections.

   IGMT 3-7 Year Series. During the initial offering period, the Sponsor will sell Units of IGMT 3-7 Year Series to non-Underwriter broker-dealers and selling agents at the Public Offering Price (net of any sales charge discount) less the gross concession or agency commission set forth in the following table.

                           Concession
                            or Agency
Transaction Amount         Commission
------------------------   ----------
Less than 100 Units          $11.00
100 Units - 249 Units          9.50
250 Units - 499 Units          9.00
500 Units - 999 Units          8.00
1,000 Units - 2,999 Units      7.00
3,000 Units - 4,999 Units      6.50
5,000 Units or more            6.00

   For initial offering period transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units of a Trust, the regular concession or agency commission allowed by the Sponsor to broker-dealers and other selling agents will equal $8 per Unit for an IGMT 3-7 Year Series.

   Underwriters other than the Sponsor will sell Units to other broker-dealers and selling agents at the Public Offering Price less a concession or agency commission not in excess of the concession allowed to the Underwriter by the Sponsor as described under "Sponsor and Underwriter Compensation" below.

   Intermediate-Term Trusts. During the initial offering period, the Sponsor will sell Units of Intermediate-Term Trusts to non-Underwriter broker-dealers and selling agents at the Public Offering Price (net of any sales charge discount) less the gross concession or agency commission set forth in the following table.

                          Concession
                           or Agency
Transaction Amount        Commission
------------------------  ----------
Less than 100 Units           $20
100 Units - 249 Units          18
250 Units - 499 Units          17
500 Units - 999 Units          15
1,000 Units - 2,999 Units      13
3,000 Units - 4,999 Units      11
5,000 Units or more             9

   For initial offering period transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units of a Trust, the regular concession or agency commission allowed by the Sponsor to broker-dealers and other selling agents will equal $15 per Unit for an Intermediate-Term Trust.

   Underwriters other than the Sponsor will sell Units to other broker-dealers and selling agents at the Public Offering Price less a concession or agency commission not in excess of the concession allowed to the Underwriter by the Sponsor as described under "Sponsor and Underwriter Compensation" below.

   IM-IT Laddered Series, QM-IT Limited Maturity Series, Investment Grade Municipal Limited Maturity Trusts and IM-IT Limited Maturity Trusts. During the initial offering period, the Sponsor will sell Units of IM-IT Laddered Series, QM-IT Limited Maturity Series, Investment Grade Municipal Limited Maturity Trusts, or IM-IT Limited Maturity Trusts to non-Underwriter broker-dealers and selling agents at the Public Offering Price (net of any sales charge discount) less the gross concession or agency commission set forth in the following table.

                          Concession
                           or Agency
Transaction Amount        Commission
------------------------  ----------
Less than 100 Units           $30
100 Units - 249 Units          26
250 Units - 499 Units          24
500 Units - 999 Units          22
1,000 Units - 2,999 Units      20
3,000 Units - 4,999 Units      15
5,000 Units or more             9

   For initial offering period transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units of an IM-IT Laddered Series, QM-IT Limited Maturity Series, Investment Grade Municipal Limited Maturity Trust, or IM-IT Limited Maturity Trust, the regular concession or agency commission allowed by the Sponsor to broker-dealers and other selling agents will equal $22 per Unit for the Trust.

   Underwriters other than the Sponsor will sell Units to other broker-dealers and selling agents at the Public Offering Price less a concession or agency commission not in excess of the concession allowed to the Underwriter by the Sponsor as described under "Sponsor and Underwriter Compensation" below.

   Long-Term and IM-IT Discount Trusts. During the initial offering period, the Sponsor will sell Units of Long-Term and IM-IT Discount Trusts to non-Underwriter broker-dealers and selling agents at the Public Offering Price (net of any sales charge discount) less the gross concession or agency commission set forth in the following table.

                          Concession
                           or Agency
Transaction Amount        Commission
------------------------  ----------
Less than 100 Units           $35
100 Units - 249 Units          33
250 Units - 499 Units          32
500 Units - 999 Units          25
1,000 Units - 2,999 Units      20
3,000 Units - 4,999 Units      16
5,000 Units or more            10

   For initial offering period transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units of a Trust, the regular concession or agency commission allowed by the Sponsor to broker-dealers and other selling agents will equal $25 per Unit for a Long-Term Trust.

   Underwriters other than the Sponsor will sell Units to other broker-dealers and selling agents at the Public Offering Price less a concession or agency commission not in excess of the concession allowed to the Underwriter by the Sponsor as described under "Sponsor and Underwriter Compensation" below.

   General. The breakpoint concessions or agency commissions above are also applied on a dollar basis utilizing a breakpoint equivalent of $1,000 per Unit and will be applied on whichever basis is more favorable to the distributor. The breakpoints above will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

   Notwithstanding the preceding tables, non-Underwriter broker-dealers and other selling agents that purchase 250 or more Units of a Trust from the Sponsor on the Date of Deposit ("Qualifying Broker-Dealers") will be allowed a concession or agency commission on such Units equal to the regular concession allowed to Underwriters described under "Sponsor and Underwriter Compensation" below. In addition, Qualifying Broker-Dealers will be allowed a concession or agency commission equal to the dollar amount of the first level of underwriter concession set forth for the appropriate Trust under "Sponsor and Underwriter Compensation" below (for example $31 per Unit for an IM-IT Laddered Series or $35 per Unit for a Long-Term Trust) on subsequent Unit purchases from the Sponsor throughout the remainder of the initial offering period of a Trust, provided, however, that a Qualifying Broker-Dealer will be allowed a concession or agency commission equal to the concession or agency commission allowed to such firm on the Date of Deposit for subsequent purchases on a single day equal to the lesser of (a) 1,000 Units of a Trust (or all remaining Units if the Sponsor has less than 1,000 unsold Units available for sale) or (b) the number of Units of a Trust purchased on the Date of Deposit.


   In addition to the concession or agency commission and rebates described in the sections above, all broker-dealers and other selling firms (including Underwriters) will be eligible to receive additional compensation based on total initial offering period sales of all eligible Invesco unit investment trusts during a Quarterly Period as set forth in the following table:


                                      Additional
Initial Offering Period Sales           Volume
During Quarterly Period               Concession
------------------------------------  ----------
$2 million but less than $5 million     0.025%
$5 million but less than $10 million    0.050
$10 million but less than $50 million   0.075
$50 million or more                     0.100

   "Quarterly Period" means the following periods: January -- March; April -- June; July -- September; and October --December. Broker-dealers and other selling firms will not receive these additional volume concessions on the sale of units which are not subject to a transactional sales charge (as defined in applicable prospectuses), however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the table above. Secondary market sales of all unit investment trusts are excluded for purposes of these volume concessions. Notwithstanding the foregoing, Wells Fargo Advisors will receive the maximum volume concession set forth in the table above for all eligible unit sales. The Sponsor will pay these amounts out of the sales charge received on units within a reasonable time following each Quarterly Period. For a trust to be eligible for this additional compensation for Quarterly Period sales, the trust's prospectus must include disclosure related to this additional compensation; a trust is not eligible for this additional compensation if the prospectus for such trust does not include disclosure related to this additional compensation. The Investment Grade Municipal Intermediate Trusts and the Investment Grade Municipal Limited Maturity Trusts will not be eligible for the Additional Volume Concession described above.

   Certain commercial banks may be making Units available to their customers on an agency basis. A portion of the sales charge paid by these customers (equal to the agency commission referred to above) is retained by or remitted to the banks. Any discount provided to investors will be borne by the selling dealer or agent. For secondary market transactions, the Sponsor will sell Units to broker-dealers and selling agents at the Public Offering Price less a concession or agency commission of 80% of the applicable sales charge. Dealers other than the Sponsor may sell Units in the secondary market to other broker-dealers and selling agents at the Public Offering Price less a concession or agency commission not in excess of the secondary market concession allowed to the dealer. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

   Sponsor and Underwriter Compensation. The Sponsor will sell Units to Underwriters at the regular Public Offering Price per Unit less a gross concession described in the sections below. For a list of the Underwriters that have purchased Units from the Sponsor, see "Underwriting" in Prospectus Part I.

   IGMT 3-7 Year Series. The Sponsor will sell Units of IGMT 3-7 Year Series to Underwriters at the regular Public Offering Price per Unit less a concession of $12 per Unit underwritten.

   If a firm commits to act as an Underwriter for an IGMT 3-7 Year Series, the concessions or agency commissions allowed will equal the amounts shown above on all Units of such Trust distributed during the initial offering period and purchased directly from the Sponsor rather than the broker-dealer concessions described under "Unit Distribution".

   Each Underwriter who underwrites 1,000 or more Units in an IGMT 3-7 Year Series will receive additional compensation from the Sponsor of $0.50 for each Unit it underwrites.

   Intermediate Term Trusts. The Sponsor will sell Units of Intermediate-Term Trusts to Underwriters at the regular Public Offering Price per Unit less the concession per Unit underwritten set forth in the following table.

                          Underwriter
Units                     Concession
------------------------  -----------
100 Units - 999 Units         $22.00
1,000 Units - 2,999 Units      23.00
3,000 Units or more            23.50

   IM-IT Laddered Series, QM-IT Limited Maturity Series, Investment Grade Municipal Limited Maturity Trusts and IM-IT Limited Maturity Trusts. The Sponsor will sell Units of IM-IT Laddered Series, QM-IT Limited Maturity Series, Investment Grade Municipal Limited Maturity Trusts or IM-IT Limited Maturity Trusts to Underwriters at the regular Public Offering Price per Unit less the concession per Unit underwritten set forth in the following table.

                          Underwriter
Units                     Concession
------------------------  -----------
250 Units - 999 Units         $31
1,000 Units - 2,999 Units      32
3,000 Units or more            33

   IM-IT Discount Trusts. The Sponsor will sell Units of IM-IT Discount Trusts to Underwriters at the regular Public Offering Price per Unit less the concession per Unit underwritten set forth in the following table.

                          Underwriter
Units                     Concession
------------------------  -----------
Less than 500 Units           $35
500 Units - 999 Units          36
1,000 Units or more            37

     Long-Term Trusts. The Sponsor will sell Units of Long-Term Trusts to Underwriters at the regular Public Offering Price per Unit less the concession per Unit underwritten set forth in the following table.

                          Underwriter
Units                     Concession
------------------------  -----------
250 - 500 Units               $35
500 Units - 999 Units          36
1,000 Units - 1,999 Units      37
2,000 Units - 2,999 Units      38
3,000 Units or more            40

   General. The breakpoints listed herein will also be applied on a dollar basis utilizing a breakpoint equivalent of $1,000 per Unit and will be applied on whichever basis is more favorable to the Underwriter. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

   An Underwriter will be allowed a concession equal to the Underwriter concession allowed to such firm on the Date of Deposit for subsequent purchases on a single day equal to the lesser of (a) 1,000 Units of a Trust (or all remaining Units if the Sponsor has less than 1,000 unsold Units available for sale) or (b) the number of Units of a Trust purchased on the Date of Deposit.

   In connection with Underwriter sales of Units to non-Underwriter broker-dealers and other selling agents which Units in turn are sold to investors in sufficient size to qualify for quantity discounts, Underwriters are eligible to receive a rebate from the Sponsor. This rebate is intended to reimburse Underwriters for discounts provided to such broker-dealers and agents, and on these transactions will equal the amount by which the sum of the related broker-dealer concession and the sales charge discount exceeds the regular Underwriter concession.

   In addition, the Sponsor and certain Underwriters will realize a profit or loss, as a result of the difference between the price paid for the bonds by the Sponsor and the cost of the bonds to a Trust. See "Portfolio" and "Notes to Portfolio" in Prospectus Part I. The Sponsor and the Underwriters may also realize profits or losses with respect to bonds which were acquired by the Sponsor from underwriting syndicates of which they were members. The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates from which the bonds were acquired. Underwriters may further realize profit or loss during the initial offering period as a result of possible fluctuations in the market value of the bonds since all proceeds received from purchasers of Units (excluding dealer concessions or agency commissions allowed, if any) will be retained by the Underwriters. Affiliates of an Underwriter are entitled to the same dealer concessions or agency commissions that are available to the Underwriter. In addition to any other benefits Underwriters may realize from the sale of Units, the Sponsor will share on a pro rata basis among senior Underwriters (those who underwrite at least 250 Units) 50% of any gain (less deductions for accrued interest and certain costs) represented by the difference between the cost of the bonds to the Sponsor and the evaluation of the bonds on the Date of Deposit. The Sponsor and certain of the other Underwriters will also realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold in connection with maintaining a secondary market for Units and will also realize profits or losses resulting from a redemption of repurchased Units at a price above or below the purchase price.

   We may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell Units of Trusts and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisers for past sales. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of Trusts and our other products. Fees may include payment for travel expenses, including lodging, incurred in connection with trips taken by invited registered representatives for meetings or seminars of a business nature. These arrangements will not change the price you pay for your Units.

   Market for Units. Although not obligated to do so, the Sponsor intends to, and certain of the other Underwriters may, maintain a market for Units and offer to purchase Units at prices, subject to change at any time, based upon the aggregate bid prices of the bonds plus accrued interest and any principal cash on hand, less any amounts representing taxes or other governmental charges payable out of the Trust and less any accrued Trust expenses. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor and/or the Underwriters may either discontinue all purchases of Units or discontinue purchases of Units at these prices. If a market is not maintained and the Unitholder cannot find another purchaser, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in any price in excess of the Redemption Price and, if so, the amount thereof. With respect to Units of Trusts with a deferred sales charge, any such Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which the Units would otherwise have been redeemed by the Trustee.

FEE ACCOUNTS
--------------------------------------------------------------------------------


   As described above, Units may be available for purchase by investors in Fee Accounts where the Trust is Wrap Fee Eligible. You should consult your financial professional to determine whether you can benefit from these accounts. For these purchases you generally only pay the portion of the sales charge that is retained by your Trust's Sponsor, Invesco Capital Markets, Inc. You should consult the "Public Offering--Reducing Your Sales Charge" section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts. The Sponsor reserves the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to a Trust.


RIGHTS OF UNITHOLDERS
--------------------------------------------------------------------------------

   Distributions of Interest and Principal. Interest received by a Trust, pro rated on an annual basis, will be distributed monthly. The amount and time of the first distribution is described in Prospectus Part I under "Summary of Essential Financial Information". In addition, a Trust that has elected to be structured as a "regulated investment company" for federal tax purposes may make additional required distributions at the end of each year.

   Interest received by a Trust, including that part of the proceeds of any disposition of bonds which represents accrued interest, is credited by the Trustee to the Interest Account. Other receipts are credited to the Principal Account. After deduction of amounts sufficient to reimburse the Trustee, without interest, for any amounts advanced and paid to the Sponsor as the Unitholder of record as of the First Settlement Date, interest received will be distributed on each distribution date to Unitholders of record as of the preceding record date. All distributions will be net of estimated expenses. The Trustee is not required to pay interest on funds held in the Principal or Interest Account (but may itself earn interest thereon and therefore benefits from the use of these funds). Should the amount available for distribution in the Principal Account equal or exceed $5.00 per Unit, the Trustee will make a distribution from the Principal Account on the next monthly distribution date to Unitholders of record on the related monthly record date. However, funds in the Principal Account will be distributed on the last distribution date of each calendar year to Unitholders of record as of the preceding record date if the amount available for distribution shall equal at least $1.00 per Unit.

   Because interest payments are not received by a Trust at a constant rate throughout the year, interest distributions may be more or less than the amount credited to the Interest Account as of the record date. For the purpose of minimizing fluctuations in interest distributions, the Trustee is authorized to advance amounts necessary to provide interest distributions of approximately equal amounts. The Trustee is reimbursed for these advances from funds in the Interest Account on the next record date. Persons who purchase Units between a record date and a distribution date will receive their first distribution on the second distribution date after the purchase.

   Redemption of Units. All or a portion of your Units may be tendered to The Bank of New York Mellon, the Trustee, for redemption at Unit Investment Trust Division, 111 Sanders Creek Parkway, East Syracuse, New York 13057, on any day the New York Stock Exchange is open. No redemption fee will be charged by the Sponsor or the Trustee, but you are responsible for applicable governmental charges, if any. Units redeemed by the Trustee will be canceled. You may redeem all or a portion of your Units by sending a request for redemption to your bank or broker-dealer through which you hold your Units. No later than three business days following satisfactory tender, the Unitholder will receive an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of the tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after the Evaluation Time on days of trading on the New York Stock Exchange, the date of tender is the next day on which that Exchange is open and the Units will be deemed to have been tendered to the Trustee on that day for redemption at the Redemption Price. Redemption requests received by authorized financial professionals prior to the Evaluation Time that are properly transmitted to the Trustee by the time designated by the Trustee, are priced based on the date of receipt. Redemption requests received by the Trustee after the Evaluation Time, and redemption requests received by authorized financial professionals after the Evaluation Time or redemption requests received by such persons that are not transmitted to the Trustee until after the time designated by the Trustee, are priced based on the date of the next determined redemption price provided they are received timely by the Trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the Trustee so they will be received in a timely manner. Certain broker-dealers or selling firms may charge an order handling fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such fees.

   Under Internal Revenue Service regulations, the Trustee is required to withhold a specified percentage of a Unit redemption if the Trustee has not received the Unitholder's tax identification number as required by such regulations. Any amount withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, at any time a Unitholder elects to tender Units for redemption, the Unitholder should provide a tax identification number to the Trustee in order to avoid this possible "back-up withholding".

   The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the bonds as of the Evaluation Time on days of trading on the New York Stock Exchange on the date any such determination is made. The Evaluator determines the Redemption Price per Unit on days Units are tendered for redemption. The Redemption Price per Unit is the pro rata share of each Unit on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected, (ii) the value of the bonds based on the bid prices of the bonds, (iii) accrued interest, less (a) amounts representing taxes or other governmental charges, (b) the accrued Trust expenses and (c) for Trusts with a deferred sales charge, any unpaid deferred sales charge payments. During the initial offering period, the Redemption Price and secondary market repurchase price are not reduced by estimated organization costs. The Evaluator may determine the value of the bonds by employing any of the methods set forth in "Public Offering--Unit Price". Accrued interest paid on redemption shall be withdrawn from the Interest Account or, if the balance therein is insufficient, from the Principal Account. All other amounts will be withdrawn from the Principal Account. Units so redeemed shall be cancelled.

   The price at which Units may be redeemed could be less than the price paid by the Unitholder and may be less than the par value of the bonds represented by the Units redeemed. The Trustee may sell bonds to cover redemptions. When bonds are sold, the size and diversity of the Trust will be reduced. Sales may be required at a time when bonds would not otherwise be sold and might result in lower prices than might otherwise be realized.

   The Trustee reserves the right to satisfy any redemption of 1,000 or more Units with an aggregate redemption price of $1,000,000 or more in an in kind distribution of bonds. An in kind distribution of bonds will be made by the Trustee through the distribution of each of the bonds in the Trust in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional portions of a bond will be distributed in cash. The Trustee may adjust the bonds included in a Unitholder's in kind distribution to facilitate the distribution of whole bonds. Special tax consequences will result if a Unitholder receives an in kind distribution.

   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the bonds is not reasonably practicable, or for other periods as the SEC may by order permit. Under certain extreme circumstances the Sponsor may apply to the SEC for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units.


   Exchange Option. When you redeem Units of your Trust or when your Trust terminates, you may be able to exchange your Units for units of other Invesco unit trusts at a reduced sales charge. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. We may discontinue this option at any time.


   Units. Ownership of Units is evidenced in book-entry form only and will not be evidenced by certificates. Units purchased or held through your bank or broker-dealer will be recorded in book-entry form and credited to the account of your bank or broker-dealer at the Depository Trust Company ("DTC"). Units are transferable by contacting your bank or broker-dealer through which you hold your Units. Transfer, and the requirements therefore, will be governed by the applicable procedures of DTC and your agreement with the DTC participant in whose name your Units are registered on the transfer records of DTC.

   Reports Provided. Unitholders will receive a statement of interest and other receipts received for each distribution. For as long as the Sponsor deems it to be in the best interest of Unitholders, the accounts of each Trust will be audited annually by an independent registered public accounting firm and the report of the accountants will be furnished to Unitholders upon request. Within a reasonable period of time after the end of each year, the Trustee will furnish to each person who was a registered Unitholder during that year a statement describing the interest and principal received on the bonds, actual Trust distributions, Trust expenses, a list of the bonds and other Trust information. Unitholders will be furnished the Evaluator's evaluations of the bonds upon request to the Trustee. If you have questions regarding your account or your Trust, please contact your financial advisor or the Trustee. The Sponsor does not have access to individual account information.

INSURANCE ON THE BONDS IN THE INSURED TRUSTS
--------------------------------------------------------------------------------

   Insurance has been obtained guaranteeing prompt payment of interest and principal, when due, in respect of the bonds in each Insured Trust. The premium for any preinsured bond insurance has been paid by the issuer, by a prior owner of the bonds and any policy is non-cancelable and will continue in force so long as the bonds so insured are outstanding and the preinsured bond insurer remains in business. The preinsured bond insurers are described in "Portfolio" and the notes thereto in Prospectus Part I. More detailed information regarding insurance on the bonds and the preinsured bond insurers is included in the Information Supplement. See "Additional Information".

   Each insurer is subject to regulation by the department of insurance in the state in which it is qualified to do business. Such regulation, however, is no guarantee that each insurer will be able to perform on its contract of insurance in the event a claim should be made. The financial information with respect to each insurer appears in reports filed with state insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the dates thereof.

TRUST ADMINISTRATION
--------------------------------------------------------------------------------


   Sponsor. Invesco Capital Markets, Inc. is the Sponsor of your Trust. The Sponsor is a wholly owned subsidiary of Invesco Advisers, Inc. ("Invesco Advisers"). Invesco Advisers is an indirect wholly owned subsidiary of Invesco Ltd., a leading independent global investment manager that provides a wide range of investment strategies and vehicles to its retail, institutional and high net worth clients around the globe. On June 1, 2010, Invesco Ltd. acquired the retail asset management business, including Invesco Capital Markets, Inc. (then known as Van Kampen Funds Inc.), from Morgan Stanley & Co. Incorporated. The Sponsor's principal office is located at 11 Greenway Plaza, Houston, Texas 77046-1173. As of September 30, 2012, the total stockholders' equity of Invesco Capital Markets, Inc. was $95,560,974 (unaudited). The current assets under management and supervision by Invesco Ltd. and its affiliates were valued at approximately $683.0 billion as of September 30, 2012.

   The Sponsor and your Trust have adopted a code of ethics requiring Invesco Ltd.'s employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Trust. The Information Supplement contains additional information about the Sponsor.


   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

   Trustee. The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, telephone (800) 856-8487. If you have any questions regarding your account or your Trust, please contact the Trustee at its principal unit investment trust division offices or your financial advisor. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

   Portfolio Administration. The Trusts are not managed funds and, except as provided in the Trust Agreement, bonds generally will not be sold or replaced. The Sponsor may, however, direct that bonds be sold in certain limited situations to protect the Trust based on advice from the Supervisor. These situations may include default in interest or principal payments on the bonds or other obligations of an issuer, an advanced refunding or institution of certain legal proceedings. In addition, the Trustee may sell bonds designated by the Supervisor for purposes of redeeming Units or payment of expenses. The Supervisor will consider a variety of factors in designating bonds to be sold including interest rates, market value and marketability. Except in limited circumstances, the Trustee will generally reject any offer by an issuer to issue bonds in exchange or substitution for the bonds (such as a refunding or refinancing plan). The Trustee will promptly notify Unitholders of any exchange or substitution. The Information Supplement contains a more detailed description of circumstances in which bonds may be sold or replaced. See "Additional Information".

   If a Trust is structured as a "regulated investment company" for federal tax purposes, the Sponsor may direct the reinvestment of proceeds of the sale of bonds if the sale is the direct result of serious adverse credit factors which, in the opinion of the Sponsor, would make retention of the bonds detrimental to the Trust. In such a case, the Sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in the trust on the Date of Deposit. The Sponsor may also instruct the Trustee to take action necessary to ensure that such a Trust continues to satisfy the qualifications of a regulated investment company and to avoid imposition of tax on undistributed income of the Trust.

   Replacement Bonds. No assurance can be given that a Trust will retain its present size or composition because bonds may be sold, redeemed or mature from time to time and the proceeds will be distributed to Unitholders and will not be reinvested. In the event of a failure to deliver any bond that has been purchased under a contract ("Failed Bonds"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other bonds ("Replacement Bonds") to make up the original portfolio of a Trust. Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds must be substantially identical to the Failed Bonds in terms of (i) the exemption from federal and state taxation, (ii) maturity, (iii) yield to maturity and current return, (iv) Standard & Poor's or Moody's ratings, and (v) insurance in an Insured Trust. The Trustee shall notify all Unitholders of a Trust within five days after the acquisition of a Replacement Bond and shall make a pro rata distribution of the amount, if any, by which the cost of the Failed Bond exceeded the cost of the Replacement Bond plus accrued interest. If Failed Bonds are not replaced, the Sponsor will refund the sales charge attributable to the Failed Bonds to all Unitholders of the Trust and distribute the principal and accrued interest (at the coupon rate of the Failed Bonds to the date of removal from the Trust) attributable to the Failed Bonds within 30 days after removal. All interest paid to a Unitholder which accrued after the expected date of settlement for Units will be paid by the Sponsor and accordingly will not be treated as tax-exempt income. If Failed Bonds are not replaced, the Estimated Net Annual Interest Income per Unit would be reduced and the Estimated Current Return and Estimated Long-Term Return might be lowered. Unitholders may not be able to reinvest their proceeds in other securities at a yield equal to or in excess of the yield of the Failed Bonds.

   Amendment of Trust Agreement. The Sponsor and the Trustee may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not materially adversely affect the interest of the Unitholders (as determined in good faith by the Sponsor and the Trustee) or to maintain the tax status of a Trust. The Trust Agreement may not be amended to increase the number of Units or to permit the acquisition of bonds in addition to or in substitution for any of the bonds initially deposited in a Trust, except for the substitution of certain refunding bonds. The Trustee will notify Unitholders of any amendment.

   Termination of Trust Agreement. A Trust will terminate upon the redemption, sale or other disposition of the last bond held in the Trust. A Trust may also be terminated at any time by consent of Unitholders of 75% of the Units then outstanding or by the Trustee when the value of the Trust is less than 20% of the original principal amount of bonds. A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Underwriters, including the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the initial principal amount of such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Underwriter, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trustee will notify each Unitholder of any termination within a reasonable time and will then liquidate any remaining bonds. The sale of bonds upon termination may result in a lower amount than might otherwise be realized if the sale was not required at that time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount of bonds per Unit or value at the time of purchase. The Trustee will distribute to each Unitholder his share of the balance of the Interest and Principal Accounts after deduction of costs, expenses or indemnities. The Unitholder will receive a final distribution statement with this distribution. When the Trustee in its sole discretion determines that any amounts held in reserve are no longer necessary, it will distribute these amounts to Unitholders. The Information Supplement contains further information regarding termination of a Trust. See "Additional Information".

   Limitation on Liabilities. The Sponsor, Supervisor, Evaluator and Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the bonds. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or governmental charges imposed on the bonds, on it as Trustee under the Trust Agreement or on a Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Trustee and Sponsor may rely on any evaluation furnished by the Evaluator and have no responsibility for the accuracy thereof. Determinations by the Evaluator shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment.

FEDERAL TAX STATUS
--------------------------------------------------------------------------------

   This is a general discussion of certain federal income tax consequences arising from the purchase, ownership and disposition of Units of a Trust that intends to qualify as a "regulated investment company" for federal income tax purposes. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units.

   Tax Status of the Trusts. The Trusts have elected to qualify and intend to qualify annually as regulated investment companies under Subchapter M of the Code. To qualify as a regulated investment company, a Trust must distribute to its Unitholders at least 90% of its investment company taxable income (which includes, among other items, dividends, taxable interest, if any, and the excess of net short-term capital gains over net long-term capital losses) and 90% of its tax-exempt interest income, and meet certain diversification of assets, source of income, and other requirements. By meeting these requirements, a Trust generally will not be subject to federal income tax on investment company taxable income, and on net capital gains (the excess of net long-term capital gains over net short-term capital losses) reported by a Trust as capital gain dividends, distributed to Unitholders. A Trust can also avoid an annual nondeductible 4% excise tax if each calendar year it distributes substantially all of its ordinary income, short and long-term capital gain, and any previously undistributed and untaxed amounts.

   If for any taxable year a Trust did not qualify as a regulated investment company, all of its taxable income would be subject to tax at regular corporate rates without any deduction for distributions to Unitholders, and any distributions would be taxable to the Unitholders as ordinary dividends to the extent of such Trust's current or accumulated earnings and profits. Such distributions generally would be eligible for the dividends received deduction in the case of corporate Unitholders and the lower federal income tax rate currently applicable to qualifying dividend income for individual Unitholders, provided certain holding period requirements were satisfied by the Trust and the respective Unitholders.

   The Trusts may be subject to state or local tax in jurisdictions in which the Trusts are organized or may be deemed to be doing business.

   Distributions. Each Trust intends to make sufficient distributions of investment company taxable income, if any, capital gains, if any, and exempt-interest dividends each year in order to qualify as a regulated investment company and to avoid any Trust-level federal income or excise taxes. Each Trust intends to be eligible to distribute exempt-interest dividends to Unitholders by holding a sufficient amount of its assets in bonds generating interest that is exempt from federal income taxation under Section 103 of the Code. Such exempt-interest dividends are not subject to regular federal income tax, but may be subject to alternative minimum tax.

   Distributions of investment company taxable income (including net short-term capital gains), if any, are taxable to Unitholders as ordinary income, and generally will not qualify for treatment as qualified dividend income currently taxed at a maximum rate of 15% for individual Unitholders or for the dividends-received deduction for corporate Unitholders. Any income from your Trust that you must take into account for federal tax purposes is not reduced by amounts used to pay a deferred sales charge, if any.

   Net capital gains of a Trust (net long-term capital gain over net short-term capital loss), if any, realized and distributed by such Trust and reported as capital gain dividends are taxable to Unitholders as long-term capital gains currently at a maximum rate of 15%, without regard to the length of time the Unitholder may have held his or her Units in the Trust. Capital gain dividends are not eligible for the dividends-received deduction for corporate Unitholders. In determining the amount of capital gains to be distributed by a Trust, any capital loss carry over from a prior year will be taken into account in determining the amount of net long-term capital gain. Taxable distributions are taxable to investors whether received in cash or reinvested in additional Units.

   When the bonds owned by the Trusts were issued, special bond counsel issued opinions that the interest on the bonds is not subject to regular federal income tax (except in the limited circumstances referred to below). Payments that a Trust receives on a bank letter of credit, guarantee or insurance policy because the bond issuer has defaulted should be treated as payments on the bond, namely as payments of principal or interest that are not subject to regular federal income tax or taxable market discount or capital gain. The tax-exempt status of the interest depends on compliance by the issuer and others with ongoing requirements, and the opinions of bond counsel assume that these requirements will be met. However, there is no guarantee that the issuers (and other users) will comply with these requirements.

   A Trust may have to accrue and distribute income not yet received if it invests in bonds issued at a discount. A Trust may be required to sell bonds that it otherwise would have continued to hold in order to generate sufficient cash to make this distribution.

   The interest on some private activity bonds is a preference item included in alternative minimum taxable income. Each year the Trusts will give to Unitholders a report showing the percentage of the Trust's income that is a preference item. In addition, alternative minimum taxable income of a corporate Unitholder is increased by part of the excess of its "adjusted current earnings" (an alternative measure of income that includes interest on all tax exempt securities) over the amount otherwise determined to be alternative minimum taxable income. Therefore, the exempt-interest dividends may cause a Unitholder to have to pay the federal alternative minimum tax or may increase the amount of that tax payable by a Unitholder already subject to federal alternative minimum tax.

   The Trusts may own bonds originally issued at a discount. In general, original issue discount is the difference between the price at which a bond was issued and its stated redemption price at maturity. Original issue discount on tax-exempt bonds accrues as tax-exempt interest over the life of the bond. A Trust's adjusted tax basis for a bond issued with original issue discount will include original issue discount accrued during the period it held the bond. A Trust may also pay a premium when it buys a bond, even a bond issued with original issue discount. A Trust may be required to amortize the premium over the term of the bond and reduce its basis for the bond even though it does not get any deduction for the amortization. Therefore, sometimes the Trust may have a taxable gain when it sells a bond for an amount equal to or less than its original tax basis.

   Unitholders may receive ordinary income dividends from a Trust if the Trust sells or redeems bonds that were acquired at a market discount, or sells bonds at a short term capital gain. In general, the Internal Revenue Service ("IRS") will treat Bonds as market discount bonds when the cost of the bond, plus any original issue discount that has not yet accrued, is less than the amount due to be paid at the maturity of the bond. The IRS generally taxes all or a portion of the gain on the sale of a market discount bond as ordinary income when the bond is sold, redeemed or paid. The portion of the gain taxed by the IRS as ordinary income is equal to the portion of the market discount that has accrued since the seller purchased the bond.

   Some of the bonds held by the Trusts may lose their tax-exempt status while they are owned by a "substantial user" of the facilities being financed with the proceeds of those bonds, or by persons related to a substantial user. A "substantial user" is a person whose gross revenue derived with respect to the facilities financed by the bonds is more than 5% of the total revenue derived by all users of those facilities, or who occupies more than 5% of the usable area of the facilities or for whom the facilities or a part thereof were specifically constructed, reconstructed or acquired. "Related persons" are certain related individuals, affiliated corporations, partners and partnerships. This rule would not change the tax-exempt status of interest on bonds held by other persons. These rules may apply to a Unitholder who receives exempt-interest dividends attributable to interest on bonds that financed facilities for which such Unitholder or a related person is a "substantial user."

   Individuals must take exempt-interest dividends into consideration in computing the portion, if any, of social security benefits that will be included in their gross income and subject to federal income tax.

   If a Trust declares dividends in October, November or December that are payable to Unitholders of record on a date during those months, Unitholders must take the dividends into account for tax purposes in the current year, if the dividend is paid either in the current year or in January of the following year.

   Ordinary, exempt-interest and capital gain dividends will be taxable as described above whether received in cash or reinvested in additional Units.

   If a Trust invests in securities of foreign issuers, it may be subject to withholding and other similar income taxes imposed by a foreign country. Dividends and distributions may also be subject to state and local taxes.

   Investors should carefully consider the tax implications of buying Units prior to a distribution by a Trust. The price of Units purchased at that time includes the amount of the forthcoming distributions. Distributions by a Trust reduce the net asset value of such Trust's Units, and if a distribution reduces the net asset value below a Unitholder's cost basis, such distribution, nevertheless, could be taxable to the Unitholder as ordinary income or capital gain as described above, even though, from an investment standpoint, it may constitute a partial return of capital.

   Sale or Redemption of Units. Upon the taxable disposition (including a sale or redemption) of Units of a Trust, a Unitholder may realize a gain or loss depending upon such Unitholder's adjusted tax basis in the Units and the amount of sale or redemption proceeds. Such gain or loss will be treated as capital gain or loss if the Units are capital assets in the Unitholder's hands, and will be long-term or short-term, generally depending upon the Unitholder's holding period for the Units. Non-corporate Unitholders are currently subject to tax at a maximum federal rate of 15% on capital gains resulting from the disposition of Units held for more than 12 months (zero if the taxpayer is, and would be after accounting for such gains, subject to the federal 10% or 15% tax bracket for ordinary income). However, a loss realized by a Unitholder on the disposition of Units with respect to which capital gains dividends have been paid will, to the extent of such capital gain dividends, also be treated as long-term capital loss if such shares have been held by the Unitholder for six months or less. Further, a loss realized on a disposition will be disallowed to the extent the Units disposed of are replaced (whether by reinvestment of distributions or otherwise) within a period of 61 days beginning 30 days before and ending 30 days after the Units are disposed of. In such a case, the basis of the Units acquired will be adjusted to reflect the disallowed loss. Capital losses in any year are deductible only to the extent of capital gains plus, in the case of a non-corporate taxpayer, $3,000 of ordinary income ($1,500 for married individuals filing separately).

   Backup Withholding. The Trusts generally must withhold and pay over to the U.S. Treasury as backup withholding at a current rate of 28% of the taxable dividends and other distributions paid to any individual Unitholder who either does not supply its taxpayer identification number, has not reported all of its dividends and interest income, or does not certify to a Trust that he or she is not subject to withholding. The social security number of an individual is his or her taxpayer identification number. Backup withholding also may be required for a Unitholder upon notification of the Trust by the IRS. Backup withholding is not an additional tax and any amounts withheld may be credited against a Unitholder's ultimate federal income tax liability if proper documentation is provided.

   Foreign Withholding. Unitholders who are not U.S. persons should consult their tax adviser regarding the U.S. and foreign tax consequences of ownership of Units, including the possibility that such a Unitholder may be subject to a U.S. withholding tax at a rate of 30% (or at a lower rate under an applicable income tax treaty) on amounts received from a Trust.

   Information Statements. After the end of each fiscal year for a Trust, the Trustee will furnish to each Unitholder a statement containing information regarding the amount of exempt-interest dividends, ordinary dividends, and capital gain dividends distributed to such Unitholder during the fiscal year.

   Investors Should Consult Their Tax Advisers. Prospective investors are urged to consult their own tax advisers concerning the federal, state, local, foreign, and any other tax consequences of the purchase, ownership and disposition of Units based on their individual circumstances. Additional tax information is contained in the Information Supplement.

EXPENSES
--------------------------------------------------------------------------------

   General. The Trustee will periodically deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Trusts, provided that organization costs, and deferred sales charges, if any, are generally paid out of cash deposited in the Principal Account. The Trustee also may withdraw from these Accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trusts. Amounts so withdrawn shall not be considered a part of a Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate Accounts.

   Organization Costs. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Trust. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Trust, federal and state registration fees and costs, the initial fees and expenses of the Trustee, and legal and auditing expenses. The Public Offering Price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Trust's assets at the end of the initial offering period or after six months, if earlier.


   Sponsor, Supervisor, Evaluator and Trustee. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fee indicated under "Summary of Essential Financial Information" in Prospectus Part I for providing bookkeeping and administrative services and for providing portfolio supervisory services for the Trusts. These fees may exceed the actual costs of providing these services for a Trust but the total amount received for providing these services to all Invesco unit investment trusts will not exceed the total cost of providing the services in any calendar year. The Evaluator will receive the annual evaluation fee indicated under "Summary of Essential Financial Information" in Prospectus Part I for evaluating each Trust's portfolio. For its services the Trustee will receive the fee indicated under "Summary of Essential Financial Information" in Prospectus Part I (which may be reduced as described therein). Part of the Trustee's compensation for its services is expected to result from the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions since these Accounts are non-interest bearing to Unitholders. These fees are based on the outstanding principal amount of bonds and Units on the Date of Deposit for the first year and as of the close of business on January 1 for each year thereafter. The Sponsor's, Supervisor's, Evaluator's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "Services Less Rent of Shelter" in the Consumer Price Index for All Urban Consumers or, if this category is not published, in a comparable category.


   Miscellaneous Expenses. The following additional charges are or may be incurred by the Trusts: (a) fees of the Trustee for extraordinary services, (b) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (c) various governmental charges, (d) expenses and costs of any action taken by the Trustee to protect the Trusts and the rights and interests of Unitholders, (e) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of the Trusts without negligence, bad faith or willful misconduct on its part, (f) any special custodial fees payable in connection with the sale of any of the bonds in a Trust, (g) expenditures incurred in contacting Unitholders upon termination of the Trusts and (h) costs incurred to reimburse the Trustee for advancing funds to the Trusts to meet scheduled distributions (which costs may be adjusted periodically in response to fluctuations in short-term interest rates). Each Trust will pay the costs associated with updating its registration statement each year. The fees and expenses set forth herein are payable out of the Trusts. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the portfolio of the applicable Trust. If the balances in the Interest and Principal Accounts are insufficient to provide for amounts payable by a Trust, the Trustee has the power to sell bonds to pay such amounts.

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

   This prospectus does not contain all the information set forth in the registration statements filed by your Trust with the SEC under the Securities Act of 1933 and the Investment Company Act of 1940 (file no. 811-2590). The Information Supplement, which has been filed with the SEC and is incorporated herein by reference, includes more detailed information concerning the bonds in your Trust, investment risks and general information about the Trust. Information about your Trust (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, DC. You may obtain information about the Public Reference Room by calling 1-202-551-8090. Reports and other information about your Trust are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, DC 20549-0102.

OTHER MATTERS
--------------------------------------------------------------------------------

   Legal Matters. The legality of the Units offered hereby and certain matters relating to federal tax law have been passed upon by Paul Hastings LLP. Dorsey & Whitney LLP has acted as counsel to the Trustee. Special counsel to each Trust for certain state tax matters are named under "Tax Status" appearing in Prospectus Part I.

   Independent Registered Public Accounting Firm. The statement of condition and the related portfolio at the Date of Deposit included in Prospectus Part I have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report in Prospectus Part I, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.



Contents of Prospectus Part II
  The Trusts                                      A-2
  Estimated Current and Long-Term Returns         A-7
  Public Offering                                 A-8
  Fee Accounts                                   A-16
  Rights of Unitholders                          A-17
  Insurance on the Bonds in the Insured Trusts   A-19
  Trust Administration                           A-19
  Federal Tax Status                             A-21
  Expenses                                       A-24
  Additional Information                         A-25
  Other Matters                                  A-25

Daily Prices
  o Call our 24-Hour Pricing Line
        (800) 953-6785
  o Visit our Unit Trusts Daily Prices Page http://www.invesco.com/UIT

Account Questions
  o Contact your financial advisor
  o Contact the Trustee
       (800) 856-8487

Learn More About Unit Trusts
  o Contact your financial advisor
  o Visit our Unit Trusts Internet Page
        http://www.invesco.com/UIT

Additional Information
  You may obtain an Information Supplement that provides more details about your trust and its policies.
  o Visit the SEC Internet Site
        http://www.sec.gov
  o Contact the Trustee
       (800) 856-8487




                                                                    U-PT2PRO1212


                               Prospectus Part II
                                 December 2012


                              Invesco Unit Trusts
                                Municipal Series




INVESCO


                             Information Supplement


Municipal Series 1130

Investment Grade Municipal Trust, Series 159


--------------------------------------------------------------------------------

   This Information Supplement provides additional information concerning the risks and operations of each Trust which is not described in the prospectus for the Trusts. This Information Supplement should be read in conjunction with a Trust's prospectus. This Information Supplement is not a prospectus (but is incorporated into the prospectus by reference), does not include all of the information that an investor should consider before investing in a Trust and may not be used to offer or sell Units without the prospectus. Copies of the prospectus can be obtained by contacting the Sponsor's unit investment trust division at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555, or by contacting your broker. This Information Supplement is dated as of the date of Prospectus Part I and all capitalized terms have been defined in the prospectus.

                                Table of Contents

                                                                 Page

   Municipal Bond Risk Factors.................................    2
   Puerto Rico Risk Factors....................................    6
   Insurance on the Bonds......................................    9
   Portfolio Administration....................................   18
   Sponsor Information.........................................   19
   Trustee Information.........................................   19
   Taxation....................................................   20
   Termination of the Trust Agreement..........................   21
   Description of Ratings......................................   22
   Equivalent Taxable Estimated Current Return Tables..........   25
   Estimated Cash Flows to Unitholders.........................   26




INVESCO


                           Municipal Bond Risk Factors

   The Trusts include certain types of bonds described below. Accordingly, an investment in a Trust should be made with an understanding of the characteristics of and risks associated with such bonds. The types of bonds included in each Trust are described under "Portfolio" in the related Prospectus
Part I. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the bonds.

   General Obligation Bonds and Revenue Bonds. Certain of the bonds may be general obligations of a governmental entity that are backed by the taxing power of such entity. All other bonds in the Trusts are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. However, the taxing power of any governmental entity may be limited by provisions of state constitutions or laws and an entity's credit will depend on many factors. Some such factors are the entity's tax base, the extent to which the entity relies on federal or state aid, and other factors which are beyond the entity's control. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different bonds in a Trust, both within a particular classification and between classifications, depending on numerous factors.

   Housing Bonds. Certain of the bonds may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be FHA insured. Multi-family housing revenue bonds are payable primarily from mortgage loans to housing projects for low to moderate income families. Single family mortgage revenue bonds are issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. The ability of housing issuers to make debt service payments on their obligations may be affected by various economic and non-economic factors. Such factors include: occupancy levels, adequate rental income in multi-family projects, the rate of default on mortgage loans underlying single family issuers and the ability of mortgage insurers to pay claims. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from federal income tax under existing laws and regulations. Certain issuers of housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds. In connection with the housing bonds held by a Trust, the Sponsor at the Date of Deposit is not aware that any of the respective issuers of such bonds are actively considering the redemption of such bonds prior to their respective stated initial call dates.

   Health Care Bonds. Certain of the bonds may be health care revenue bonds. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party payor programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs. It also may be necessary for a hospital or other health care facility to incur substantial capital expenditures or increased operating expenses to effect changes in its facilities, equipment, personnel and services. Hospitals and other health care facilities are additionally subject to claims and legal actions by patients and others in the ordinary course of business. There can be no assurance that a claim will not exceed the insurance coverage of a health care facility or that insurance coverage will be available to a facility.

   Public Utility and Wholesale Electric Bonds. Certain of the bonds may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. In addition, federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the bonds to make payments of principal and/or interest on such bonds.

   Water and Sewer Bonds. Certain of the bonds may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances.

   Industrial Revenue Bonds. Certain of the bonds may be industrial revenue bonds ("IRBs"). IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such bonds, even though no actual takeover or other action is ever contemplated or effected.

   Lease Obligation Bonds. Certain of the bonds may be obligations that are secured by lease payments of a governmental entity (hereinafter called "lease obligations"). Lease obligations are often in the form of certificates of participation. Although the lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain "nonappropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult.

   Higher Educations and Public Education Bonds. Certain of the bonds may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds in the Trusts. General problems relating to college and university obligations include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the availability and restrictions on the use of endowments and other funds, the uncertainty of continued receipt of federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

   Airport and Transportation Bonds. Certain of the bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. From time to time the air transport industry has experienced significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints, acts of terrorism and other factors, and several airlines have experienced severe financial difficulties. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

   Waste Disposal Bonds. Certain of the bonds may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; and administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds in a Trust prior to the stated maturity of the bonds.

   Original Issue Discount Bonds. Certain of the bonds may have been acquired at a market discount from par value at maturity. The coupon interest rates on discount bonds at the time they were purchased and deposited in a Trust were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable bonds increase, the market discount of previously issued bonds will become greater, and if such interest rates for newly issued comparable bonds decline, the market discount of previously issued bonds will be reduced, other things being equal. Investors should also note that the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium Securities and the prepayment benefit for lower yielding, discount bonds will be reduced. A bond purchased at a market discount and held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. See "Federal Tax Status" in Prospectus Part II. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue.

   Zero Coupon Bonds. Certain of the bonds may be "zero coupon" bonds. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

   "When, as and if Issued" Bonds. Certain of the bonds may have been purchased on a "when, as and if issued" or "delayed delivery" basis. The delivery of any such bonds may be delayed or may not occur. Interest on these bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. To the extent any bonds are actually delivered to a Trust after their respective expected dates of delivery, Unitholders who purchase their Units prior to the date such bonds are actually delivered to the Trustee would be required to adjust their tax basis in their Units for a portion of the interest accruing on such bonds during the interval between their purchase of Units and the actual delivery of such bonds. As a result of any such adjustment, the Estimated Current Returns during the first year would be slightly lower than those stated in the prospectus which would be the returns after the first year, assuming the portfolio of a Trust and estimated annual expenses other than that of the Trustee (which may be reduced in the first year only) do not vary from that set forth in Prospectus Part I. Unitholders will be "at risk" with respect to all bonds in the portfolios including "when, as and if issued" and "delayed delivery" bonds (i.e., may derive either gain or loss from fluctuations in the evaluation of such bonds) from the date they commit for Units.

   Redemption or Sale Prior to Maturity. Certain of the bonds may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units of the Trust involved. Each Trust portfolio contains a listing of the sinking fund and call provisions, if any, with respect to each of the debt obligations. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of bonds or may require the mandatory redemption of bonds include, among others: a final determination that the interest on the bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used; an exercise by a local, state or federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the bonds were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the bonds are issued on the issuer of the bonds or the user of the proceeds of the bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the bonds; an overestimate of the costs of the project to be financed with the proceeds of the bonds resulting in excess proceeds of the bonds which may be applied to redeem bonds; or an underestimate of a source of funds securing the bonds resulting in excess funds which may be applied to redeem bonds. The issuer of certain bonds in a Trust may have sold or reserved the right to sell, upon the satisfaction of certain conditions, to third parties all or any portion of its rights to call bonds in accordance with the stated redemption provisions of such bonds. In such a case the issuer no longer has the right to call the bonds for redemption unless it reacquires the rights from such third party. A third party pursuant to these rights may exercise the redemption provisions with respect to a bond at a time when the issuer of the bond might not have called a bond for redemption had it not sold such rights. The Sponsor is unable to predict all of the circumstances which may result in such redemption of an issue of bonds. See also the discussion of single family mortgage and multi-family revenue bonds above for more information on the call provisions of such bonds.

   To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any bonds which might reasonably be expected to have a material adverse effect upon any of the Trusts.

   At any time after the Date of Deposit, litigation may be initiated on a variety of grounds with respect to bonds in a Trust. Such litigation, as, for example, suits challenging the issuance of pollution control revenue bonds under environmental protection statutes, may affect the validity of such bonds or the tax-free nature of the interest thereon. While the outcome of litigation of such nature can never be entirely predicted, each Trust has received or will receive opinions of bond counsel to the issuing authorities of each bond on the date of issuance to the effect that such bonds have been validly issued and that the interest thereon is exempt from federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to the bonds.

                            Puerto Rico Risk Factors

   Your Trust may significantly invest in bonds issued by issuers located in Puerto Rico. Accordingly, an investment in such a Trust should be made with an understanding of the general risks associated with the Commonwealth of Puerto Rico.

   Geographic Location and Demography. The Commonwealth of Puerto Rico ("Puerto Rico," or the "Commonwealth") is the fourth largest of the Caribbean islands and is located approximately 1,600 miles Southeast of New York. It is approximately 100 miles long and 35 miles wide. According to the United States Census Bureau, the population of Puerto Rico was approximately 3,808,610 in 2000 (3,954,037 as of July 1, 2008, according to a United States Census Bureau estimate), compared to 3,522,000 in 1990. However, the Puerto Rico Planning Board (the "Planning Board") estimates that as of July 2010, the population will be approximately 4,022,446.

   Relationship with the United States. Puerto Rico came under United States sovereignty pursuant to the Treaty of Paris, signed on December 10, 1898, which ended the Spanish-American War. Puerto Ricans have been citizens of the United States since 1917. In 1950, after a long evolution toward greater self-government, Congress enacted Public Law 600, which provided that the existing political, economic and fiscal relationship between Puerto Rico and the United States would remain the same, but Puerto Rico would be authorized to draft and approve its own Constitution, guaranteeing a republican form of government. The Constitution of Puerto Rico was drafted by a Constituent Commission, approved in a special referendum by the people of Puerto Rico, amended and ratified by the United States Congress, and subsequently approved by the President of the United States. The official designation of the Government or body politic has henceforth been "Estado Libre Asociado," which literally translates to "Free Associated State," and has been called "Commonwealth" by the United States Government.

   The United States and the Commonwealth share a common defense, market and currency. Puerto Rico exercises virtually the same control over its internal affairs as any of the fifty states of the United States. However, it differs from the states in its relationship with the United States federal government. The people of Puerto Rico are citizens of the United States but do not vote in national elections (they can only vote in local (Puerto Rico) elections). The people of the Commonwealth are represented in Congress by a Resident Commissioner who has a voice in the House of Representatives and limited voting power. Puerto Rico is a self-governing commonwealth in association with the United States. The chief of state of the Commonwealth is the President of the United States. The head of government is an elected Governor. There are two legislative chambers: the House of Representatives, 51 seats, and the Senate, 27 seats.

   While Puerto Rico has authority over its internal affairs, the United States controls interstate trade, foreign relations and commerce, customs administration, control of air, land and sea, immigration and emigration, nationality and citizenship, currency, maritime laws, military service, military bases, army, navy and air force, declaration of war, constitutionality of laws, jurisdictions and legal procedures, treaties, radio and television communications, agriculture, mining and minerals, highways, postal system, social security, and other areas generally controlled by the federal government in the United States. Puerto Rican institutions control internal affairs unless U.S. law is involved, as in matters of public health and pollution. The major differences between Puerto Rico and the 50 states are Puerto Rico's local taxation system and exemption from Internal Revenue Code, its lack of voting representation in either house of the U.S. Congress, the ineligibility of Puerto Ricans to vote in presidential elections, and its lack of assignation of some revenues reserved for the states.

   Economy. The Commonwealth has established policies and programs directed principally at developing the manufacturing and services sectors of the economy and expanding and modernizing the Commonwealth's infrastructure. Domestic and foreign investment have been stimulated by selective tax exemptions, development loans, and other financial and tax incentives. Infrastructure expansion and modernization have been primarily financed by bonds and notes issued by the Commonwealth, its public corporations and municipalities.

   Economic progress has been aided by significant increases in the levels of education and occupational skills of the Commonwealth's population.

   The economy of Puerto Rico is closely linked to the United States economy, as most of the external factors that affect the Puerto Rico economy (other than oil prices) are determined by the policies and performance of the mainland economy. These external factors include exports, direct investment, the amount of federal transfer payments, the level of interest rates, the rate of inflation, and tourist expenditures. During fiscal year 2008 (July 2007 through June 2008), approximately 74% of Puerto Rico's exports went to the United States mainland, which was also the source of approximately 47% of Puerto Rico's imports.

   Puerto Rico's economy has been in a recession that began in the fourth quarter of fiscal year 2006, a fiscal year in which the real gross national product grew by only 0.5%. Although Puerto Rico's economy is closely linked with the United States economy, for fiscal years 2007 and 2008, Puerto Rico's real gross national product decreased by 1.9% and 2.5%, respectively, while the United States economy grew at a rate of 1.8% and 2.8%, respectively, during the same periods. According to the Planning Board's recent projections, the economic contraction has accelerated in fiscal year 2009, with an expected further reduction in real gross national product of 4.8%. While this trend was expected to continue in fiscal year 2010, the expected positive impact of the U.S. federal and local economic stimulus measures led the Planning Board to announce revised projections for fiscal year 2010 reflecting a projected increase in real gross national product of 0.7%. The Planning Board is also projecting increases in real gross national product of 0.9% and 1.0% for fiscal years 2011 and 2012, respectively.

   The dominant sectors of the Puerto Rico economy are manufacturing and services. The manufacturing sector has undergone fundamental changes over the years as a result of increased emphasis on higher wage, high technology industries, such as pharmaceuticals, electronics, computers, microprocessors, professional and scientific instruments and certain high technology machinery and equipment. The service sector, including finance, insurance, real estate, wholesale and retail trade and tourism, also plays a major role in the economy. It ranks second only to manufacturing in contribution to the gross domestic product and leads all sectors in providing employment.

   The Puerto Rico Planning Board's preliminary reports of the performance of the Puerto Rico's economy during fiscal year 2008 indicate that the economy registered a decrease of 2.5% over fiscal year 2007 in total real gross product. Gross product in fiscal year 2000 was $41.4 billion and gross product in fiscal year 2008 was $60.8 billion. This represents an increase in gross product of 46.9% from fiscal year 2000 to fiscal year 2008. Aggregate personal income increased from $52.3 billion in fiscal year 2007 to $56.2 billion in fiscal year 2008, and personal income per capita increased from $13,269 in fiscal year 2007 to $14,237 in fiscal year 2008. The significant increase in personal income in fiscal year 2008 is due in part to the tax rebate program implemented by the Bush Administration during that fiscal year.

   Among the variables contributing to the decrease in gross national product were the continuous contraction of the manufacturing and construction sectors, as well as the current contraction of U.S. economic activity. Furthermore, the decline in Puerto Rico's gross national product was not offset by the federal tax rebates due to the high levels of oil prices during fiscal year 2008. The persistent high level of the price of oil and its derivatives (such as gasoline) during that period served to reduce the income available for other purchases and, thereby, negatively affected domestic demand. Due to the Commonwealth's dependence on oil for power generation and gasoline (in spite of its recent improvements in power-production diversification), the high level of oil prices accounted for an increased outflow of local income in fiscal year 2008. The current difficulties associated with the financial crisis resulted in lower short-term interest rates, but this did not translate into an improvement in the construction sector.

   According to the Department of Labor and Human Resources Household Employment Survey, total employment for fiscal year 2009 averaged 1,168,200, a decrease of 4.1% from the previous fiscal year. The unemployment rate for fiscal year 2009 was 13.496, an increase from 11% for fiscal year 2008.

   Debt, Revenues and Expenditures. The Constitution of Puerto Rico limits the amount of general obligation (full faith and credit) debt that can be issued or guaranteed by the Commonwealth. The Commonwealth's policy has been and continues to be to maintain the amount of such debt prudently below the constitutional limitation. Direct debt of the Commonwealth is supported by Commonwealth taxes. Debt of municipalities of the Commonwealth, other than bond anticipation notes, is supported by real and personal property taxes and municipal license taxes. As of December 31, 2008, total public sector debt of the Commonwealth was equal to $56,455 million.

   The General Fund revenue projection for fiscal year 2009 was $8.488 billion, an increase of $235 million, or 2.8%, from estimated net revenues for fiscal year 2008 of $8.253 billion. The Commonwealth's budgeted expenditures for fiscal year 2009 of $9.484 billion exceed projected revenues by approximately $1 billion.

   Bond Ratings. As of January 2010, all outstanding general obligation bonds of the Commonwealth are rated BBB- (with a stable outlook) by Standard & Poor's Ratings Services ("S&P") and Baa3 by Moody's Investors Service, Inc. ("Moody's"). Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

   Local Issuances. It should be noted that the creditworthiness of obligations issued by local Puerto Rican issuers may be unrelated to the creditworthiness of obligations issued by the Commonwealth of Puerto Rico, and there is no obligation on the part of the Commonwealth to make payment on such local obligations in the event of default.

   The information provided above is only a brief summary of the complex factors affecting the financial situation in Puerto Rico and is derived from sources that are generally available to investors and are believed to be accurate. No independent verification has been made as to the accuracy or completeness of any of the preceding information. It is based in part on information obtained from Commonwealth and local agencies in Puerto Rico or contained in Official Statements for various Puerto Rico obligations.

                             Insurance on the Bonds

   Insurance has been obtained by the issuer of bonds or by a prior owner of such bonds prior to the deposit of such bonds in an Insured Trust guaranteeing prompt payment of interest and principal, when due, in respect of the bonds in such Insured Trust. See "The Trusts--Objective and Bond Selection" in Prospectus
Part II. The premium for any insurance policy or policies obtained by an issuer of bonds has been paid by such issuer, and any such policy or policies are non-cancelable and will continue in force so long as the bonds so insured are outstanding and the preinsured bond insurer remains in business.

   Bond Insurers. The following is a description of the various preinsured bond insurers:

   ACA Financial Guaranty Corporation ("ACA Financial Guaranty"). ACA Financial Guaranty is organized and domiciled in the State of Maryland. Since December 2007, ACA Financial Guaranty has not issued any new financial guaranty insurance policies and is currently operating as a runoff insurance company.

   On August 8, 2008, ACA Financial Guaranty and counterparties to its structured finance products reached an agreement on a restructuring plan for ACA Financial Guaranty. The plan, approved by the Maryland Insurance Administration, provided for settlement of the structured finance obligations and protection for ACA Financial Guaranty's municipal policyholders. The settlement required that ACA Financial Guaranty make a $209 million cash payment and a distribution of surplus notes. The surplus notes provide the former collateralized debt obligation ("CDO") counterparties and certain other counterparties with approximately a 95% economic interest in ACA Financial Guaranty. ACA Financial Guaranty continues to operate as a runoff insurance company and focus on actively monitoring its remaining insured municipal obligations.

   As of December 31, 2010, ACA Financial Guaranty had total admitted assets of $464.8 million and total liabilities of $357.6 million, resulting in a surplus as regards policyholders of $107.2 million.

   On December 15, 2008, S&P raised the financial strength, financial enhancement, and issuer credit ratings on ACA Financial Guaranty to B from CCC, with a developing outlook. The upgrade reflects the positive effects of the restructuring transaction completed in August 2008 that settled all outstanding CDO and reinsurance exposures of the company, including the significantly deteriorated CDO of asset-backed securities ("ABS") transactions, eliminating a requirement to post a significant amount of collateral to the CDO of ABS counterparties. At the same time, S&P also withdrew the ratings at ACA Financial Guaranty's request.

   The information relating to ACA Financial Guaranty contained above has been furnished by ACA Financial Guaranty or the rating agencies. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

   Ambac Assurance Corporation ("Ambac Assurance"). Ambac Financial Group, Inc. ("Ambac"), headquartered in New York City, is a holding company incorporated on April 29, 1991. Ambac's activities are divided into two business segments: (i) financial guarantee and (ii) financial services. Ambac provides financial guarantee insurance for public and structured finance obligations through its principal operating subsidiary, Ambac Assurance. As a holding company, Ambac is largely dependent on dividends from Ambac Assurance to pay principal and interest on its indebtedness and to pay its operating expenses.

   On June 5, 2008, S&P downgraded Ambac Assurance's insurance financial strength rating to AA from AAA, with negative implications. On June 19, 2008, Moody's downgraded Ambac Assurance's insurance financial strength rating from Aaa to Aa3, with a negative outlook. Moody's June 19, 2008 downgrade of Ambac Assurance's insurance financial strength rating reflects Ambac Assurance's overall credit profile in the current environment, including its significantly constrained new business prospects, its impaired financial flexibility and increased expected and stress loss projections among its mortgage-related risk exposures relative to previous estimates. On November 5, 2008, Moody's downgraded the insurance financial strength rating of Ambac Assurance from Aa3 to Baa1, with a developing outlook, as a result of greater than expected mortgage-related losses in the third quarter. On November 19, 2008, S&P lowered its insurance financial strength rating of Ambac Assurance to A from AA, with a negative outlook. The November 19, 2008 rating action on Ambac Assurance reflects S&P's view that Ambac Assurance's exposures in the U.S. residential mortgage sector and particularly the related collateralized debt obligation structures have been a source of significant and comparatively greater-than-competitor losses and will continue to expose the company to the potential for further adverse loss development. On April 13, 2009, Moody's downgraded the insurance financial strength rating of Ambac Assurance from Baa1 to Ba3, with a developing outlook, reflecting Ambac Assurance's weakened business position and very constrained financial flexibility, as well as its weakened risk adjusted capitalization, as Moody's loss estimates on residential mortgage-backed securities ("RMBS") have increased significantly. In Moody's view, these higher loss estimates increase the estimated capital required to support Ambac Assurance's sizable direct RMBS portfolio (including securities owned as well as securities guaranteed) and also the insurer's large portfolio of ABS CDO risks. On June 24, 2009, S&P lowered the counterparty credit, financial strength, and financial enhancement ratings of Ambac Assurance to BBB from A with negative implications. The June 24, 2009 rating action on Ambac Assurance reflects S&P's view that Ambac Assurance is effectively in runoff and the likelihood of the company continuing as an operating entity capable of writing new business has decreased significantly. On July 28, 2009, S&P lowered the counterparty credit, financial strength, and financial enhancement ratings of Ambac Assurance to CC from BBB, with a developing outlook. The July 28, 2009 rating action on Ambac Assurance reflects S&P's view of the significant deterioration in the Ambac Assurance's insured portfolio of nonprime RMBS and related CDOs, which has required the company to strengthen reserves to account for higher projected claims. In S&P's view, the additional reserves will have a significant negative effect on operating results, which will likely cause surplus to decline to below regulator required minimums. On July 29, 2009, Moody's downgraded the insurance financial strength rating of Ambac Assurance from Ba3 to Caa2, with a developing outlook, reflecting Moody's belief that, as a result of Ambac Assurance's recently announced large loss reserve increase and credit impairment charge estimated for the second quarter of 2009 which would reduce Ambac Assurance's regulatory capital to levels below the required minimum threshold, there will be increased pressure on Ambac Assurance's counterparties to commute outstanding exposures on terms that could imply a distressed exchange. On March 25, 2010, S&P revised the counterparty credit, financial strength, and financial enhancement ratings of Ambac Assurance to R from CC (an issuer rated "R" by S&P is under regulatory supervision because of its financial condition). S&P's March 25, 2010 rating action resulted following a directive by the Commissioner of Insurance of the State of Wisconsin to Ambac Assurance to establish a segregated account for certain insured exposure, primarily policies related to credit derivatives, RMBS, and other structured finance transactions. On March 26, 2010, Moody's placed the Caa2 insurance financial strength rating of Ambac Assurance on review for possible upgrade. On November 23, 2010, Moody's affirmed Ambac's Caa2 insurance financial strength rating, with a developing outlook. On November 30, 2010, S&P withdrew the counterparty credit, financial strength, and financial enhancement ratings of Ambac at the company's request. The November 30, 2010 rating action followed a directive by the Commissioner of Insurance of the State of Wisconsin to Ambac to establish a segregated account for certain insured exposure, primarily policies related to credit derivatives, residential mortgage-backed securities, and other structured finance transactions. On April 7, 2011, Moody's withdrew the insurance financial strength rating of Ambac Assurance.

   There have been a number of developments with respect to ratings actions by the rating agencies. As a result of these rating agency actions, as well as investor concern with respect to these actions, Ambac Assurance and its operating subsidiaries have been able to originate only a de minimis amount of new financial guarantee business since November 2007, and no new business in 2009. As a result, Ambac is no longer competing for new business.

   On March 25, 2010, Ambac announced that, at the direction of the Office of the Commissioner of Insurance of the State of Wisconsin ("OCI"), Ambac Assurance has established a segregated account for certain of its liabilities, primarily policies related to credit derivatives, RMBS and other structured finance transactions. This action derives from OCI's view that immediate action is necessary to address Ambac Assurance's financial position. In conjunction with the establishment of the segregated account, OCI has commenced rehabilitation proceedings with respect to liabilities contained in the segregated account in order to facilitate an orderly run-off and/or settlement of those specific liabilities. On June 7, 2010 Ambac announced that it had commuted all of its remaining CDOs of ABS and that certain other non-CDO of ABS exposures would be commuted within the next twelve months.

   On November 8, 2010, Ambac announced that it has filed for a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). Ambac will continue to operate in the ordinary course of business as "debtor-in-possession" under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court. Ambac Assurance is subject to insurance regulatory requirements of the States of Wisconsin and New York, and the other jurisdictions in which it is licensed to conduct business. At December 31, 2010, Ambac Assurance had statutory capital and surplus of $1,026.9 million and contingency reserves of $512.6 million, respectively, as compared to $801.9 million and $352.2 million, respectively, at December 31, 2009. Qualified statutory capital for Ambac Assurance was $1.54 million (unaudited) and $1.15 million at December 31, 2010 and 2009, respectively. Statutory net loss for Ambac Assurance was $1,471.9 million (unaudited) and $2,479.6 million for 2010 and 2009, respectively.

   The information relating to Ambac Assurance contained above has been furnished by Ambac Assurance or the rating agencies. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

   Assured Guaranty Corp. ("Assured Guaranty") and Assured Guaranty Municipal Corp. ("Assured Municipal") (formerly Financial Security Assurance Inc. ("FSA")). Assured Guaranty, a subsidiary of Assured Guaranty Ltd. ("Assured"), is organized in the State of Maryland and provides financial guaranty insurance to both the municipal and structured finance sectors. Assured Municipal, also a subsidiary of Assured, is a separately capitalized company organized in the State of New York and provides municipal bond insurance.

   In January 2009, Assured Guaranty finalized an agreement with CIFG Assurance North America, Inc. to assume a diversified portfolio of financial guaranty contracts totaling approximately $13.3 billion of net par outstanding. Assured Guaranty received $75.6 million, which included $85.7 million of upfront premiums net of ceding commissions and approximately $12.2 million of future installments related to this transaction.

   On July 1, 2009, Assured completed the purchase of Financial Security Assurance Holdings Ltd., the parent of financial guaranty insurance company, FSA, from Dexia Holdings Inc. Effective November 9, 2009, FSA was renamed Assured Guaranty Municipal Corp. In certain states, Assured Guaranty Municipal Corp. may operate under its prior name, Financial Security Assurance Inc.

   On June 24, 2010, S&P published a Full Analysis in which it affirmed its "AAA" financial strength ratings of Assured Guaranty and Assured Municipal, reflecting S&P's view of the companies' dominant market position in the bond insurance industry and their strong combined capital position. On October 25, 2010, S&P lowered the counterparty credit and financial strength ratings of both Assured Guaranty and Assured Municipal to AA+ from AAA, with a stable outlook. The downgrades reflect S&P's view of a struggling financial guarantee market, each company's weak statutory operating performance, and also the quality of each company's capital within S&P's capital adequacy analysis. On November 30, 2011 S&P lowered the counterparty credit and financial strength ratings of both Assured Guaranty and Assured Municipal to AA- from AA+, with a stable outlook. The November 30, 2011 downgrades reflect S&P's view that Assured Guaranty and Assured Municipal do not maintain enough capital to mitigate the largest obligor concentrations for a higher rating.

   On November 21, 2008, Moody's downgraded the insurance financial strength rating of Assured Guaranty from Aaa to Aa2, primarily reflecting Moody's updated view on Assured Guaranty's exposure to weakness inherent in the financial guaranty business model. Also on November 21, 2008, Moody's downgraded the insurance financial strength rating of FSA from Aaa to Aa3, reflecting Moody's view of FSA's diminished business and financial profile resulting from its exposure to losses on U.S. mortgage risks and disruption in the financial guaranty business more broadly. On November 12, 2009, Moody's downgraded the insurance financial strength rating of Assured Guaranty from Aa2 to Aa3, with a negative outlook. Moody's November 12, 2009 downgrade results from Moody's review of the performance of Assured's RMBS exposures. Moody's said that adverse trends in RMBS loss estimates have had varying effects on Assured's main insurance subsidiaries. On March 5, 2010, Moody's confirmed the insurance financial strength ratings of both Assured Guaranty and Assured Municipal at Aa3, with a negative outlook.

   For the fiscal year ended December 31, 2010, Assured reported net income of $548.9 million, an increase of $451.7 million over the net income of $97.2 million that Assured reported for 2009. Operating income was $660.3 million in 2010, an increase of $366.9 million from $293.4 million in 2009. As of December 31, 2010, Assured Guaranty's cash and invested assets totaled $2.77 billion, down from $2.83 billion on December 31, 2009. Assured Municipal's cash and invested assets totaled $4 billion as of December 31, 2009.

   The information contained above relating to Assured Guaranty and Assured Municipal and their parent company, Assured, is based upon publicly available information, or upon information that has been provided by the ratings agencies. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

   Berkshire Hathaway Assurance Corp ("BHAC"). BHAC is a bond insurance company created by Berkshire Hathaway, Inc. ("Berkshire") in December 2007 and is licensed to write financial guarantee insurance in 49 states.

   On April 11, 2008, S&P assigned an initial rating of AAA to BHAC's insurance financial strength, with a stable outlook. On April 25, 2008, Moody's assigned an initial rating of Aaa to BHAC's insurance financial strength, with a stable outlook. On April 8, 2009, Moody's downgraded the insurance financial strength rating of BHAC from Aaa to Aa1, with a stable outlook. This downgrade reflects Moody's view concerning "the impact on Berkshire's key businesses of the severe decline in equity markets over the past year as well as the protracted economic recession." Moody's noted that Berkshire is also exposed to heightened volatility in its earnings and capital base related to market value fluctuations within its large portfolio of equity derivatives. On February 4, 2010, S&P lowered the financial strength rating of BHAC from AAA to AA+, with a stable outlook. The February 4, 2010 rating action was taken in anticipation of Berkshire's acquisition of Northern Santa Fe Corporation reflecting S&P's expectation that a significant part of the internal cash for the acquisition will come from Berkshire's core insurance operations and that Berkshire's overall capital adequacy has weakened to levels no longer consistent with a AAA rating and is not expected to return to extremely strong levels in the near term.

   As of December 31, 2010, Berkshire had total assets of $372 billion and total liabilities of $209 billion. Collectively, the aggregate statutory surplus of Berkshire's U.S. based insurers was approximately $94 billion at December 31, 2010 and $64 billion at December 31, 2009.

   The information relating to BHAC and its affiliates contained above has been furnished by BHAC or the rating agencies. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

   CIFG Assurance North America, Inc. ("CIFG"). CIFG Holding, Inc. is the holding company for the CIFG group of financial guaranty insurance and reinsurance companies ("CIFG Group"), including CIFG Assurance North America, Inc., a New York corporation and its subsidiaries. The CIFG Group is actively managing the runoff of a portfolio of insured structured finance, municipal and infrastructure risks. On September 29, 2010, CIFG and CIFG Guaranty entered into a merger agreement which resulted in CIFG Guaranty merging into CIFG (together with related transactions, the "CIFG Merger").

   On March 6, 2008, Moody's downgraded the insurance financial strength ratings of CIFG from Aaa to A1, with a stable outlook. This rating action reflected Moody's assessment of CIFG's weakened capitalization, impaired business opportunities, and uncertain strategic direction, as a result, in part, of its exposures to the U.S. residential mortgage market. Moody's believed that CIFG's significant exposure to the mortgage sector, especially ABS CDOs is indicative of a risk posture far greater than would be consistent with a Aaa rating going forward. On May 20, 2008, Moody's downgraded the insurance financial strength ratings of CIFG to Ba2 from A1, with direction uncertain, reflecting the high likelihood that, absent material developments, the company would fail minimum regulatory capital requirements in New York and Bermuda due to expected significant increases in modeled loss reserves on ABS CDOs. In Moody's view, the breach of such regulatory capital requirements would put the company in a precarious position, especially in light of the solvency provisions embedded in its CDS exposures. On October 28, 2008, Moody's downgraded the insurance financial strength rating of CIFG from Ba2 to B3, with direction uncertain, reflecting Moody's expectation of substantially higher mortgage-related losses arising from CIFG's insured portfolio, as well as the possibility that certain troubled exposures could be commuted. On January 22, 2009, Moody's upgraded the insurance financial strength rating of CIFG from B3 to Ba3, with a developing outlook, reflecting the strengthened capital adequacy profile of CIFG following its restructuring and the commutation of substantially all of its ABS CDO risks. Also on January 22, 2009, S&P raised the insurance financial strength rating of CIFG to BB from B, with a developing outlook. S&P's January 22, 2009 upgrade results from the completion of CIFG's restructuring plan involving key policyholders, creditors, and equity owners (counterparties) who had hedged their ABS CDO and commercial real estate CDO exposures with CIFG and which were significantly affected by defaults and downgrades of the underlying collateral. On June 15, 2009, S&P lowered the counterparty credit, financial strength, and financial enhancement ratings of CIFG to CC from BB, with a negative outlook, reflecting S&P's view of the significant deterioration in the company's insured portfolio of nonprime RMBS which has necessitated that CIFG strengthen reserves to account for the higher projected claims. On August 20, 2009, Moody's downgraded the insurance financial strength ratings of CIFG from Ba3to Caa2, resulting from significant deterioration in the company's remaining insured portfolio since January, 2009 when CIFG initiated a broad restructuring. On November 11, 2009, Moody's downgraded the insurance financial strength ratings of CIFG from Caa2 to Ca. Also on November 11, 2009, Moody's announced that it will withdraw the insurance financial strength rating of CIFG. The November 11, 2009 rating actions reflect Moody's view that material deterioration in CIFG's insured portfolio adversely affected the guarantor's capital adequacy profile and Moody's believes that CIFG may no longer have sufficient financial resources to pay all insurance claims. On February 16, 2010, S&P withdrew the counterparty credit, financial strength, and financial enhancement ratings of CIFG.

   As of December 31, 2010, CIFG had net admitted assets of $620.7 million and total liabilities of $226.5 million. As of December 31, 2010 and December 31, 2009 gross unpaid loss and loss adjustment expenses reserves before salvage was approximately $750.8 million and $775.1 million, respectively. However, gross unpaid losses and loss adjustment expenses reserves reduced by salvage were approximately $101.4 million and $315.2 million, as of December 31, 2010 and December 31, 2009, respectively. As of December 31, 2010 surplus increased to approximately $394.2 million from approximately $248.8 million as of December 31, 2009 (re-stated from approximately $119.0 million on account of the CIFG Merger). The increase in surplus is due to the CIFG Merger, favorable loss experience, and loss remediation efforts in the acquisition of purchased insured bonds and commutation transactions.

   The information relating to CIFG and its affiliates contained above has been furnished by CIFG or the rating agencies. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

   Financial Guaranty Insurance Company ("FGIC"). FGIC is a wholly owned subsidiary of FGIC Corporation. The company was engaged in the business of providing financial guaranty insurance and other forms of credit enhancement for public finance and structured finance obligations. In January 2008, FGIC voluntarily ceased writing financial guaranty policies concerning new or additional risks.

   The deterioration in the U.S. housing and mortgage markets and the global credit markets, which accelerated in the fourth quarter of 2007 and continued through the fourth quarter of 2009, has adversely affected the company's business, results of operations and financial condition. Specifically, the company incurred significant losses related to its exposure to certain ABS CDOs, which are backed primarily by subprime RMBS, and to certain RMBS, primarily backed by first-lien or second-lien mortgages. These losses have resulted in a substantial reduction of FGIC's statutory policyholders' surplus over time. As a result, FGIC is in a policyholders' surplus deficit position of approximately $2.3 billion as of December 31, 2010. Under New York State Insurance Law (the "Insurance Law"), FGIC, as a financial guaranty insurance company also licensed to transact credit insurance and surety, must maintain policyholders' surplus of at least $66,400,000. Given such policyholders' surplus deficit, (i) the New York State Superintendent of Insurance may seek court appointment as rehabilitator or liquidator of FGIC at any time or (ii) in the exercise of its fiduciary duties, the FGIC board of directors may request the Superintendent to seek such court appointment.

   Prior to the fourth quarter of 2007, FGIC's financial strength was rated "Aaa" by Moody's "AAA" by S&P, and "AAA" by Fitch Ratings, Inc. ("Fitch"). Moody's, S&P and Fitch have since completed several assessments of FGIC's capital adequacy in relation to the company's exposure to ABS CDOs which are backed primarily by subprime RMBS, and its exposure to first-lien and second-lien RMBS. As a result of these assessments, Moody's, S&P and Fitch downgraded the financial strength ratings of FGIC. As of March 31, 2008, Fitch had downgraded FGIC from AA to BBB with Rating Watch Negative; Moody's had downgraded FGIC from A3 to Baa3; and S&P had downgraded FGIC from A to BB. On June 20, 2008, Moody's downgraded the insurance financial strength rating of FGIC from Baa3 to B1, reflecting FGIC's severely impaired financial flexibility and proximity to minimum regulatory capital requirements relative to Moody's estimates of expected case losses. On November 24, 2008, S&P lowered its insurance financial strength rating of FGIC to CCC from BB, with a negative outlook. S&P's November 24, 2008 downgrade results from FGIC's exposure to nonprime and second-lien mortgages and related CDO of ABS. On December 19, 2008, Moody's downgraded the insurance financial strength rating of FGIC from B1 to Caa1, with a negative outlook, reflecting Moody's expectation of higher mortgage-related losses arising from FGIC's insured portfolio and the constrained liquidity and financial flexibility of the holding company. On March 24, 2009, Moody's downgraded the insurance financial strength rating of FGIC from Caa1 to Caa3, with a negative outlook, reflecting Moody's expectation of higher mortgage-related losses arising from FGIC's insured portfolio, insufficient claims paying resources to cover Moody's estimate of expected loss, and the constrained liquidity and financial flexibility of FGIC's holding company. Also on March 24, 2009, Moody's withdrew the insurance financial strength rating of FGIC. On April 22, 2009, S&P lowered the counterparty credit, financial strength, and financial enhancement ratings of FGIC to CC from CCC, with a negative outlook. Also on April 22, 2009, S&P withdrew the ratings on FGIC and the counterparty credit rating on the holding company, FGIC Corporation, because of S&P's expectation that timely and comprehensive financial information will no longer be available.

   As of December 31, 2010, FGIC had total admitted assets of approximately $1,899 million and total liabilities of approximately $4,126 million.

   On November 24, 2009, FGIC announced that pursuant to an order of the New York Insurance Department, the company must suspend any and all claims payments until it has removed the impairment of its capital and restored to compliance its minimum surplus to policyholders requirement.

   On August 4, 2010, FGIC Corporation announced that it had filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the Southern District of New York. None of FGIC Corporation's subsidiaries or affiliates, including FGIC, are part of the Chapter 11 filing.

   The information relating to FGIC and its affiliates contained above has been furnished by FGIC or the rating agencies. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

   National Public Finance Guarantee Corporation ("National Guarantee") (formerly MBIA Insurance Corp. of Illinois ("MBIA Illinois")). MBIA, Inc., a Connecticut corporation, conducts its financial guarantee business through though its wholly-owned subsidiaries MBIA Insurance Corporation ("MBIA Corp."), which writes global structured finance and non-U.S. public finance financial guarantee insurance, and National Guarantee, which writes U.S. public finance guarantees.

   On February 18, 2009, MBIA, Inc., the parent company of MBIA Corp., announced the restructuring of its financial guaranty insurance operations following the approval of the New York and Illinois insurance regulators. The restructuring involved the segregation of its financial guaranty insurance operations into two separately capitalized sister companies, with National Guarantee assuming the risk associated with its U.S. municipal exposures, and with MBIA Corp. insuring the remainder of the portfolio, including all international and structured finance exposures. Business ceded to MBIA Corp. from FGIC in 2008 has been assigned to National Guarantee. To provide additional protection for its municipal bond policyholders, National Guarantee has also issued second-to-pay policies for the benefit of the policyholders covered by the reinsurance and assignment. The second-to-pay policies, which are a direct obligation of National Guarantee, will be held by The Bank of New York Mellon as insurance trustee. These policies provide that if MBIA Corp. or FGIC, as applicable, do not pay valid claims of their policyholders, the policyholders will then be able to make a claim directly against National Guarantee under the second-to-pay policies. On March 19, 2009, MBIA Illinois formally changed its name to National Public Finance Guarantee Corporation. Effective December 1, 2009, National Guarantee was redomesticated to the State of New York and is subject to insurance regulations and supervision of the State of New York. National Guarantee is a wholly owned subsidiary of MBIA, Inc. and independently capitalized with $5.6 billion in claims-paying resources as of December 31, 2010. In certain states, National Public Finance Guarantee Corporation may operate under its prior name, MBIA Insurance Corp. of Illinois.

   On June 5, 2008, S&P downgraded MBIA Corp.'s insurance financial strength rating to AA from AAA. On June 19, 2008, Moody's downgraded the insurance financial strength ratings of MBIA Corp. and its insurance affiliates from Aaa to A2. Moody's June 19, 2008 downgrade of MBIA Corp. and its insurance affiliates reflects MBIA Corp.'s limited financial flexibility and impaired franchise, as well as the substantial risk within its portfolio of insured exposures and a movement toward more aggressive capital management within the group. On November 7, 2008, Moody's downgraded the insurance financial strength rating of MBIA Corp. and its insurance affiliates from A2 to Baa1, with a developing outlook. Moody's November 7, 2008 downgrade of MBIA Corp. and its insurance affiliates reflects MBIA Corp.'s diminished business and financial profile resulting from its exposure to losses from U.S. mortgage risks and disruption in the financial guaranty business more broadly. On February 18, 2009, Moody's downgraded the insurance financial strength rating of MBIA Corp. from Baa1 to B3, with a developing outlook, reflecting MBIA Corp.'s substantial reduction in claims-paying resources relative to the remaining higher-risk exposures in its insured portfolio, given the removal of capital, and the transfer of unearned premium reserves associated with the ceding of its municipal portfolio to MBIA Illinois, as well as the continued deterioration of MBIA Corp.'s insured portfolio of largely structured credits, with stress reaching sectors beyond residential mortgage-related securities. Also on February 18, 2009, S&P lowered the counterparty credit, financial strength, and financial enhancement ratings of MBIA Corp. to BBB+ from AA, with a negative outlook. The February 18, 2009 rating action on MBIA Corp. reflects S&P's view that MBIA Corp.'s retained insured portfolio lacks sufficient sector diversity and with time could become more concentrated, and that MBIA Corp.'s 2005-2007 vintage direct RMBS, CDO of ABS, and other structured exposures are subject to continued adverse loss development that could erode capital adequacy. At the same time, S&P lowered the counterparty credit and financial strength ratings of MBIA Illinois to AA- from AA, reflecting MBIA Illinois's uncertain business prospects and capital. On June 5, 2009, S&P lowered the counterparty credit, financial strength, and financial enhancement ratings of MBIA Corp. to BBB from BBB+, with a negative outlook, resulting from MBIA Corp.'s increased loss assumptions on its 2005-2007 vintage direct RMBS and CDO of ABS and a change in the assumed tax benefit of tax-loss carryforwards. Also on June 5, 2009, S&P lowered the counterparty credit, financial strength, and financial enhancement ratings of National Guarantee to A from AA-, with a negative outlook, reflecting S&P's view of National Guarantee's uncertain business and capital-raising prospects. On September 28, 2009, S&P lowered the counterparty credit, financial strength, and financial enhancement ratings of MBIA Corp. to BB+ from BBB, with a negative outlook, reflecting S&P's view that macroeconomic conditions continue to contribute to losses on the group's structured finance products. On December 22, 2010 S&P lowered the counterparty credit, financial strength, and financial enhancement ratings of MBIA Corp. to B from BB+, with a negative outlook, reflecting increased stress case loss projections. Also on December 22, 2010 S&P lowered the counterparty credit, financial strength, and financial enhancement ratings of National Guarantee to BBB from A, with a developing outlook.

   As of December 31, 2010, the gross par amount outstanding on National Guarantee's insured U.S. public finance obligations was $482.7 billion; insurance in force, which includes all insured debt service, was $777.4 billion; statutory net income was $409 million; and total statutory capital was $2.4 billion, consisting of policyholders' surplus of $908 million and contingency reserves of $1.5 billion.

   As of December 31, 2010, MBIA, Inc. and its subsidiaries had total assets of $32.3 billion and total liabilities of $29.4 billion. MBIA, Inc. recorded a net gain of $52.5 million, or $0.26 per share, for the full year 2010, compared with a net gain of $623.2 million, or $2.99 per share, for the full year 2009. MBIA, Inc.'s total shareholders' equity as of December 31, 2010 was $2.8 billion, increasing from $2.6 billion as of December 31, 2009.

   The information relating to MBIA and its affiliates contained above has been furnished by MBIA or the rating agencies. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

   Radian Asset Assurance, Inc. ("Radian"). Radian Group Inc. ("Radian Group"), headquartered in Philadelphia, provides private mortgage insurance and related risk mitigation products and services to mortgage lenders nationwide through its principal operating subsidiary, Radian Guaranty Inc. ("Radian Guaranty"). Radian, a wholly-owned subsidiary of Radian Guaranty, is domiciled and licensed in New York as a financial guaranty insurer. In the third quarter of 2008, Radian discontinued writing any new financial guaranty business, including accepting reinsurance.

   On March 12, 2009, Moody's downgraded the insurance financial strength rating of Radian, as well as the ratings of its operational affiliates, from A3 to Ba1, with a stable outlook, reflecting the substantial deterioration in the credit profile of Radian Guaranty, coupled with increased loss estimates on Radian's pooled corporate exposures. On November 24, 2009, S&P lowered the financial strength, financial enhancement, and corporate credit ratings of Radian to BB from BBB- and left the ratings on CreditWatch with negative implications, reflecting S&P's view that adverse loss development in Radian's insured portfolio has resulted in higher capital charges and could result in further losses. On December 22, 2009, S&P lowered the financial strength, financial enhancement, and corporate credit ratings of Radian to BB- from BB, with a negative outlook.

   As of December 31, 2010, Radian Group had total assets of $7.6 billion and total liabilities of $6.8 billion. As of December 31, 2010, Radian had a statutory policyholders' surplus of $1,048.6 million and a contingency reserve of $392.6 million.

   The information relating to Radian and its affiliates contained above has been furnished by Radian or the rating agencies. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

   Syncora Guarantee Inc. ("Syncora Guarantee") (formerly XL Capital Assurance Inc. ("XLCA")). Syncora Guarantee, a wholly owned subsidiary of Syncora Holdings Ltd. ("Syncora Holdings"), is a New York domiciled financial guarantee insurance company which provides credit enhancement and protection products to the public finance and structured finance markets throughout the United States and internationally.

   In February 2008, Moody's downgraded the insurance financial strength ratings of XLCA to A3 from Aaa. On June 20, 2008, Moody's downgraded the insurance financial strength rating of XLCA from A3 to B2, reflecting XLCA's severely impaired financial flexibility and proximity to minimum regulatory capital requirements relative to Moody's estimates of expected case losses. On October 24, 2008, Moody's downgraded the insurance financial strength rating of Syncora Guarantee from B2 to Caa1. On November 18, 2008, S&P lowered its insurance financial strength rating of Syncora Guarantee to B from BBB- with developing expectations. S&P's November 18, 2008 downgrade resulted from the Syncora Guarantee's delay in implementing its restructuring plan and slow progress in its negotiations with counterparties of its CDO of ABS exposure. On January 29, 2009, S&P lowered the issuer credit and financial strength ratings of Syncora Guarantee to CC from B, with a negative outlook. S&P's January 29, 2009 downgrade resulted from S&P's recent update to its distressed exchange criteria. On March 9, 2009, Moody's downgraded the insurance financial strength rating of Syncora Guarantee from Caa1 to Ca, with a developing outlook, as a result of the large loss reserve and credit impairment charges taken by Syncora Guarantee on its mortgage-related exposures during the fourth quarter, which have resulted in a $2.4 billion statutory deficit at Syncora Guarantee as of December 31, 2008. On April 27, 2009, S&P revised the financial strength and financial enhancement ratings of Syncora Guarantee to R from CC (an issuer rated "R" by S&P is under regulatory supervision because of its financial condition). Also on April 27, 2009, S&P revised the counterparty credit rating of Syncora Guarantee to D from CC (an issuer rated "D" by S&P has failed to pay one or more of its financial obligation when it became due). S&P's April 27, 2009 rating actions resulted from Syncora Guarantee's announcement that pursuant to an order of the New York Insurance Department ("NYID"), the company must suspend any and all claims payments until it has restored its policyholders' surplus to a level greater than or equal to $65 million, the minimum the state requires. On July 28, 2010, S&P withdrew the D counterparty credit rating and the R financial strength and financial enhancement ratings of Syncora Guarantee. S&P's July 28, 2010 ratings actions resulted from S&P's belief that there is not sufficient information to judge Syncora Guarantee's claims paying ability.

   As of December 31, 2010, Syncora Guarantee had total assets of $2.1 billion and total liabilities of $632 million. Syncora Guarantee's policyholders' surplus at December 31, 2010 of $132.6 million exceeds the statutory minimum by $67.6 million

   On July 20, 2010, Syncora Holdings announced that Syncora Guarantee has completed its remediation plan sufficient to meet its minimum statutory policyholder surplus requirements and address previously announced short and medium term liquidity issues. Also on July 20, 2010, Syncora Holdings announced that the NYID had approved Syncora Guarantee's plan for the payment of accrued and unpaid claims and for the payment of new claims as they become due in the ordinary course of business, resulting in the recommencement of claim payments by Syncora Guaranty on regularly scheduled payment dates occurring on or after July 21, 2010.

   The information relating to Syncora Guarantee and its affiliates contained above has been furnished by Syncora Guarantee or the rating agencies. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

   The public can read and copy any materials the above referenced companies file with the SEC at the SEC's Public Reference in Washington, D.C. You may obtain information about the Public Reference Room by calling 1-202-551-8090. Reports, proxy and information statements, and other information regarding issuers, which may include the companies listed above, that file electronically with the SEC available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov.

                            Portfolio Administration

   The Trustee is empowered to sell, for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which funds may not be available, such of the bonds designated by the Supervisor as the Trustee in its sole discretion may deem necessary. The Supervisor, in designating such bonds, will consider a variety of factors including (a) interest rates, (b) market value and (c) marketability. The Sponsor, in connection with the Quality Trusts and Investment Grade Municipal Trusts, may direct the Trustee to dispose of bonds if the Supervisor determines that there exists any default in payment of principal or interest, institution of certain legal proceedings, default under other documents adversely affecting debt service, default in payment of principal or interest or other obligations of the same issuer, decline in projected income pledged for debt service on revenue bonds or decline in price or occurrence of other market or credit factors, including advance refunding (i.e., the issuance of refunding securities and the deposit of the proceeds thereof in trust or escrow to retire the refunded securities on their respective redemption dates), so that in the opinion of the Supervisor the retention of such bonds would be detrimental to the interest of the Unitholders. In connection with the Insured Trusts to the extent that bonds are sold which are current in payment of principal and interest in order to meet redemption requests and defaulted bonds are retained in the portfolio in order to preserve the related insurance protection applicable to said bonds, the overall quality of the bonds remaining in such Trust's portfolio will tend to diminish. Except as described in this section and in certain other unusual circumstances for which it is determined by the Trustee to be in the best interests of the Unitholders or if there is no alternative, the Trustee is not empowered to sell bonds from an Insured Trust which are in default in payment of principal or interest or in significant risk of such default and for which value has been attributed for the insurance obtained by such Insured Trust. Because of restrictions on the Trustee under certain circumstances, the Sponsor may seek a full or partial suspension of the right of Unitholders to redeem their Units in an Insured Trust. See "Rights of Unitholders--Redemption of Units" in Prospectus
Part II. The Sponsor is empowered, but not obligated, to direct the Trustee to dispose of bonds in the event of an advanced refunding.

   The Trust is structured as a "regulated investment company" for federal tax purposes. The Sponsor may direct the reinvestment of proceeds of the sale of bonds if the sale is the direct result of serious adverse credit factors which, in the opinion of the Sponsor, would make retention of the bonds detrimental to the Trust. In such a case, the Sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in the trust on the Date of Deposit. The Sponsor may also instruct the Trustee to take action necessary to ensure that such a Trust continues to satisfy the qualifications of a regulated investment company and to avoid imposition of tax on undistributed income of the Trust.

   The Sponsor will generally instruct the Trustee to reject any offer made by an issuer of any of the bonds to issue new obligations in exchange or substitution for any bond pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if
(1) the issuer is in default with respect to such bond or (2) in the written opinion of the Sponsor the issuer will probably default with respect to such bond in the reasonably foreseeable future. Any obligation so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying bonds, the Trustee is required to give notice thereof to each Unitholder of the Trust thereby affected, identifying the bonds eliminated and the bonds substituted therefor. Except as stated herein and under "Trust Administration--Replacement Bonds" in Prospectus Part II regarding the substitution of Replacement Bonds for Failed Bonds, the acquisition by a Trust of any securities other than the bonds initially deposited is not permitted.

   If any default in the payment of principal or interest on any bonds occurs and no provision for payment is made therefor within 30 days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such bonds within 30 days after notification by the Trustee to the Sponsor of such default, the Trustee may in its discretion sell the defaulted bond and not be liable for any depreciation or loss thereby incurred.

                               Sponsor Information


   Invesco Capital Markets, Inc. is the Sponsor of the Trust. The Sponsor is a wholly owned subsidiary of Invesco Advisers, Inc. ("Invesco Advisers"). Invesco Advisers is an indirect wholly owned subsidiary of Invesco Ltd., a leading independent global investment manager that provides a wide range of investment strategies and vehicles to its retail, institutional and high net worth clients around the globe. On June 1, 2010, Invesco Ltd. acquired the retail asset management business, including Invesco Capital Markets, Inc. (then known as Van Kampen Funds Inc.), from Morgan Stanley & Co. Incorporated. The Sponsor's principal office is located at 11 Greenway Plaza, Houston, Texas 77046-1173. As of September 30, 2012, the total stockholders' equity of Invesco Capital Markets, Inc. was $95,560,974 (unaudited). The current assets under management and supervision by Invesco and its affiliates were valued at approximately $683.0 billion as of September 30, 2012. (This paragraph relates only to the Sponsor and not to the Trust or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

   The Sponsor and your Trust have adopted a code of ethics requiring Invesco Ltd.'s employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Trust.


   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

                               Trustee Information

   The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, telephone (800) 856-8487. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

   The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of bonds for the portfolios of any of the Trusts. In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Trusts. Such records shall include the name and address of every Unitholder of the Trusts. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the bonds held in the Trusts.

   Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the trusts created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee. Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

                                    Taxation

   The prospectus contains a discussion of certain material U.S. federal income tax issues concerning your Trust and the purchase, ownership and disposition of Trust Units. The discussion below supplements the prospectus discussion and is qualified in its entirety by the prospectus discussion. Prospective investors should consult their own tax advisors with regard to the federal tax consequences of the purchase, ownership, or disposition of Trust Units, as well as the tax consequences arising under the laws of any state, locality, non-U.S. country, or other taxing jurisdiction.

   The federal income tax summary below and in the prospectus is based in part on the advice of counsel to your Trust. The Internal Revenue Service could disagree with any conclusions set forth in these discussions. In addition, our counsel was not asked to review the assets to be held by your Trust.

   Your Trust intends to elect and to qualify annually as a "regulated investment company" under the Internal Revenue Code of 1986, as amended (the "Code") and to comply with applicable distribution requirements so that it will not pay federal income tax on income and capital gains distributed to its Unitholders.

   In addition, your Trust intends to hold a sufficient amount of its assets in bonds that are exempt from U.S. federal income taxation under Section 103 of the Code so as to qualify to distribute exempt-interest dividends to you. Such exempt-interest dividends are not subject to regular U.S. federal income tax, but may be subject to the alternative minimum tax. Your Trust may hold bonds issued by the Government of Puerto Rico or by its authority. Such bonds are exempt from taxation by the U.S. federal government, the government of Puerto Rico, any state or its political subdivisions, any possession of the United States, or the District of Columbia.

   To qualify for the favorable U.S. federal income tax treatment generally accorded to regulated investment companies, your Trust must, among other things,
(a) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock, securities or foreign currencies or other income derived with respect to its business of investing in such stock, securities or currencies, and net income from qualified publicly traded partnerships; (b) diversify its holdings so that, at the end of each quarter of the taxable year,
(i) at least 50% of the market value of the Trust's assets is represented by cash and cash items (including receivables), U.S. Government securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer generally limited for the purposes of this calculation to an amount not greater than 5% of the value of the Trust's total assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities (other than U.S. Government securities or the securities of other regulated investment companies) of any one issuer, or two or more issuers which the Trust controls (by owning 20% or more of the issuer's outstanding voting securities) and which are engaged in the same, similar or related trades or businesses, or the securities of qualified publicly traded partnerships; and (c) distribute at least 90% of its investment company taxable income (which includes, among other items, dividends, interest and net short-term capital gains in excess of net long-term capital losses but excludes net capital gain, if any) and at least 90% of its net tax-exempt interest income each taxable year.

   As a regulated investment company, your Trust generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but without regard to the deduction for dividends paid), if any, and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes to Unitholders. Your Trust intends to distribute to its Unitholders, at least annually, substantially all of its investment company taxable income and net capital gain, if any. If your Trust retains any net capital gain or investment company taxable income, it will generally be subject to federal income tax at regular corporate rates on the amount retained. In addition, amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax unless, generally, your Trust distributes during each calendar year an amount equal to the sum of (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of the calendar year, and (3) any ordinary income and capital gains for previous years that were not distributed or taxed during those years. To prevent application of the excise tax, your Trust intends to make its distributions in accordance with the calendar year distribution requirement. Further, if your Trust retains any net capital gain, the Trust may report the retained amount as undistributed capital gains in a notice to Unitholders who, if subject to federal income tax on long-term capital gains (i) will be required to include in income for federal income tax purposes, as long-term capital gain, their share of such undistributed amount, and (ii) will be entitled to credit their proportionate share of the tax paid by the Trust against their federal income tax liabilities if any, and to claim refunds to the extent the credit exceeds such liabilities. A distribution will be treated as paid on December 31 of the current calendar year if it is declared by your Trust in October, November or December with a record date in such a month and paid by your Trust during January of the following calendar year. These distributions will be taxable to Unitholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

   If your Trust failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, the Trust would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its Unitholders) and all distributions out of earnings and profits would be taxed to Unitholders as ordinary dividend income.

   Investors in the Trust may be subject to state, local, or foreign taxes in connection with their investment in the Trust. Investors are encouraged to consult their own tax advisors regarding the specific federal (including the federal alternative minimum tax), state, local, and foreign tax consequences that may affect them as a result of an investment in the Trust.

                       Termination of the Trust Agreement

   A Trust may be terminated at any time by consent of Unitholders of 75% of the Units of such Trust then outstanding or by the Trustee when the value of such Trust, as shown by any semi-annual evaluation, is less than 20% of the original principal amount of bonds. A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Underwriters, including the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the initial principal amount of such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Underwriters, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement provides that each Trust shall terminate upon the redemption, sale or other disposition of the last bond held in such Trust, but in no event shall it continue beyond the end of the year preceding the fiftieth anniversary of the Trust Agreement in the case of an IM-IT, an IM-IT Laddered Series, an Investment Grade Municipal, an Investment Grade Municipal Limited Maturity Trust, an IM-IT Discount, a U.S. Territorial IM-IT, a High Grade Tax-Exempt Bond, 20+ Year Series, a Long-Term State or a National Quality Trust, or beyond the end of the year preceding the twentieth anniversary of the Trust Agreement in the case of a Strategic Municipal Trust Intermediate Series, an IM-IT Limited Maturity Trust, an IM-IT Intermediate Trust, a State Intermediate Trust, a State Intermediate Laddered Maturity Trust, an IM-IT Short Intermediate Trust, an Investment Grade Municipal Intermediate Trust and a Quality Municipals Income Trust Limited Maturity Series. In the event of termination of any Trust, written notice thereof will be sent by the Trustee to each Unitholder of such Trust at his address appearing on the registration books of a Trust maintained by the Trustee. Within a reasonable time thereafter the Trustee shall liquidate any bond then held in such Trust and shall deduct from the funds of such Trust any accrued costs, expenses or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other government charges. The sale of bonds in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount or par amount of bonds represented by the Units held by such Unitholder. The Trustee shall then distribute to each Unitholder his share of the balance of the Interest and Principal Accounts. With such distribution the Unitholder shall be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

   Notwithstanding the foregoing, in connection with final distributions to Unitholders of an Insured Trust, it should be noted that because the portfolio insurance obtained by an Insured Trust, if any, is applicable only while bonds so insured are held by such Trust, the price to be received by such Trust upon the disposition of any such bond which is in default, by reason of nonpayment of principal or interest, will not reflect any value based on such insurance. Therefore, in connection with any liquidation, it shall not be necessary for the Trustee to, and the Trustee does not currently intend to, dispose of any bond or bonds if retention of such bond or bonds, until due, shall be deemed to be in the best interest of Unitholders, including, but not limited to, situations in which a bond or bonds so insured have deteriorated market prices resulting from a significant risk of default. Since the Preinsured Bonds will reflect the value of the related insurance, it is the present intention of the Sponsor not to direct the Trustee to hold any of such Preinsured Bonds after the date of termination. All proceeds received, less applicable expenses, from insurance on defaulted bonds not disposed of at the date of termination will ultimately be distributed to Unitholders of record as of such date of termination as soon as practicable after the date such defaulted bond or bonds become due and applicable insurance proceeds have been received by the Trustee.

                             Description of Ratings

   Standard & Poor's, A Division of the McGraw-Hill Companies. A Standard & Poor's long-term debt obligation credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific debt obligation. This opinion of creditworthiness may take into consideration the creditworthiness of guarantors, insurers or other forms of credit enhancement on the obligation.

   The long-term debt obligation credit ratings are not a recommendation to purchase, sell or hold the debt obligation, inasmuch as they do not comment as to market price or suitability for a particular investor.

   The long-term debt obligation credit ratings are based on current information furnished by the obligor or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

   The long-term debt obligation credit ratings are based, in varying degrees, on the following considerations:

     I. Likelihood of payment--capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation.

     II.  Nature of and provisions of the obligation.

     III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

   The credit rating definitions are expressed in terms of default risk. As such, they pertain to senior obligations of an entity. Junior obligations are typically rated lower than senior obligations to reflect the lower priority in bankruptcy, as noted above. (Such differentiation applies when an entity has both senior and subordinate obligations, secured and unsecured obligations or operating company and holding company obligations.) Accordingly, in the case of junior debt, the rating may not conform exactly with the category definition.

   AAA--An obligation rated "AAA" has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

   AA--An obligation rated "AA" differs from the highest-rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

   A--An obligation rated "A" is somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

   BBB--An obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

   Obligations rated "BB," "B," "CCC," "CC" and "C" are regarded as having significant speculative characteristics. "BB" indicates the least degree of speculation and "C" the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

   Plus (+) or Minus (-): The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

   NR--This indicates that no rating has been requested, that there is insufficient information on which to base a rating or that Standard & Poor's does not rate a particular obligation as a matter of policy.

   Moody's Investors Service. Moody's municipal ratings are opinions of the investment quality of issuers and issues in the U.S. municipal and tax-exempt markets. As such, these ratings incorporate Moody's assessment of the default probability and loss severity of these issuers and issues. The default and loss content for Moody's municipal long-term rating scale differs from Moody's general long-term rating scale.

   Municipal ratings are based upon the analysis of five primary factors relating to municipal finance: market position, financial position, debt levels, governance, and covenants. Each of the factors is evaluated individually and for its effect on the other factors in the context of the municipality's ability to repay its debt.

   Aaa--Issuers or issues rated Aaa demonstrate the strongest creditworthiness relative to other U.S. municipal or tax-exempt issuers or issues.

   Aa--Issuers or issues rated Aa demonstrate very strong creditworthiness relative to other U.S. municipal or tax-exempt issuers or issues.

   A--Issuers or issues rated A present above-average creditworthiness relative to other U.S. municipal or tax-exempt issuers or issues.

   Baa--Issuers or issues rated Baa represent average creditworthiness relative to other U.S. municipal or tax-exempt issuers or issues.

   Obligations rated "Ba," "B," "Caa," "Ca" and "C" are regarded as having significant speculative characteristics. "Ba" indicates the least degree of speculation and "C" the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

   Note: Moody's appends numerical modifiers 1, 2, and 3 to each generic rating category from Aa through Caa. The modifier 1 indicates that the issuer or obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

               Equivalent Taxable Estimated Current Return Tables

   As of the date of the Prospectus Part I, the following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined federal and state taxes (where applicable) using the published marginal federal and state tax rates currently scheduled to be in effect in 2012. These tables illustrate approximately what you would have to earn on taxable investments to equal the tax-exempt estimated current return in your income tax bracket. The tables assume that federal taxable income is equal to state income subject to tax, and for cases in which more than one state rate falls within a federal bracket, the state rate corresponding to the highest income within that federal bracket is used. The combined federal and state tax rates shown reflect the fact that state tax payments are currently deductible for federal tax purposes. The tables do not reflect any local taxes, any alternative minimum taxes or any taxes other than personal income taxes. The tables do not show the approximate taxable estimated current returns for individuals that are subject to the alternative minimum tax. The tables do not reflect the effect of federal or state limitations (if any) on the amount of allowable itemized deductions or credits. See "Federal Tax Status" in Prospectus Part II for a more detailed discussion of federal tax rules applicable to an investment in the Trust.


FEDERAL
              Taxable Income                                       Tax-Exempt Estimated Current Return
     ----------------------------------          -----------------------------------------------------------------------
          Single           Joint           Tax      3 1/2%       4%     4 1/2%       5%     5 1/2%       6%     6 1/2%
          Return          Return          Rate                 Equivalent Taxable Estimated Current Return
   ---------------------------------------------------------------------------------------------------------------------
   $         0-8,700 $         0-17,400   10.0%      3.89%     4.44%     5.00%      5.56%    6.11%     6.67%     7.22%
        8,701-35,350      17,401-70,700   15.0       4.12      4.71      5.29       5.88     6.47      7.06      7.65
       35,351-85,650     70,701-142,700   25.0       4.67      5.33      6.00       6.67     7.33      8.00      8.67
      85,651-178,650    142,701-217,450   28.0       4.86      5.56      6.25       6.94     7.64      8.33      9.03
     178,651-388,350    217,451-388,350   33.0       5.22      5.97      6.72       7.46     8.21      8.96      9.70
        Over 388,350       Over 388,350   35.0       5.38      6.15      6.92       7.69     8.46      9.23     10.00


   A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified periods on other similar Invesco sponsored unit investment trusts with inflation rates and with returns on taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trusts. U.S. Government bonds, for example, are backed by the full faith and credit of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully in the prospectus.


                       Estimated Cash Flows to Unitholders

   The table below sets forth the per Unit estimated monthly distributions of interest and principal to Unitholders. The table assumes no changes in expenses, no changes in the current interest rates, no exchanges, redemptions, sales or prepayments of the underlying bonds prior to maturity or expected retirement date and the receipt of principal upon maturity or expected retirement date. To the extent the foregoing assumptions change actual distributions will vary.



Investment Grade Municipal Trust, Series 159


      Monthly
                                   Estimated     Estimated     Estimated
        Distribution Dates          Interest     Principal       Total
          (Each Month)            Distribution  Distribution  Distribution
--------------------------------------------------------------------------

January    2013                     $ 3.26                    $   3.26
February   2013 - December   2018     2.96                        2.96
January    2019                       2.95       $  10.23        13.18
February   2019 - December   2019     2.92                        2.92
January    2020                       2.91          10.24        13.15
February   2020                       2.87           6.40         9.27
March      2020                       2.85                        2.85
April      2020                       2.74          48.00        50.74
May        2020 - June       2020     2.68                        2.68
July       2020                       2.66          19.20        21.86
August     2020 - September  2020     2.60                        2.60
October    2020                       2.58          18.56        21.14
November   2020 - June       2021     2.54                        2.54
July       2021                       2.46          78.07        80.53
August     2021 - October    2021     2.27                        2.27
November   2021                       2.22          48.64        50.86
December   2021                       2.11                        2.11
January    2022                       2.08          25.60        27.68
February   2022                       2.03                        2.03
March      2022                       1.89          70.39        72.28
April      2022                       1.71          80.00        81.71
May        2022                       1.53                        1.53
June       2022                       1.51          16.00        17.51
July       2022                       1.19         165.75       166.94
August     2022                        .85                         .85
September  2022                        .61         109.43       110.04
October    2022                        .41          60.80        61.21
November   2022                        .21          38.39        38.60
December   2022                        .00          40.95        40.95
January    2023 - February   2042      .00                         .00
March      2042                        .00          12.50        12.50


                                                                    U-CMSSUP1130



                       CONTENTS OF REGISTRATION STATEMENT

   This Amendment of the Registration Statement comprises the following papers and documents:

              The Facing Sheet of Form S-6.
              The Prospectus.
              The Undertaking to File Reports.
              The Signatures.
              The Written Consents of the Legal Counsel, Initial Evaluator and
                 Independent Registered Public Accounting Firm.

   The following exhibits:

     1.1  Trust Agreement.

   1.1.1  Standard Terms and Conditions of Trust.

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

   1.2.1 Certificate of Amendment of Certificate of Incorporation changing the name of the Depositor to Invesco Capital Markets, Inc.

     1.3 By-laws of the Depositor. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.4 Form of Dealer Agreement. Reference is made to Exhibit 1.4 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 560 (File No. 333-122799) dated May 18, 2005.

     1.5  Form of Master Agreement Among Underwriters. Reference is made to
          Exhibit 1.5 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 560 (File No. 333-122799) dated May 18, 2005.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 890 (File No. 333-165240) dated June 2, 2010.

     3.1 Opinion and Consent of Counsel as to the legality of securities being registered.

     3.3  Opinion of Counsel as to the Trustee and the Trust.

     4.1  Consent of Initial Evaluator.

     4.2  Consent of Independent Registered Public Accounting Firm.

     6.1  List of Officers and Directors of the Depositor. Reference is made to
          Exhibit 6.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 1243 (File No. 333-181248) dated August 1, 2012.

     7.1  Powers of Attorney.



                           UNDERTAKING TO FILE REPORTS

   Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

   The Registrant, Invesco Unit Trusts, Municipal Series 1130, hereby identifies Van Kampen Merritt Insured Income Trust, Series 1; Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189, Multi-Series 213 and Multi-Series 300; Van Kampen Merritt Emerging Markets Income Trust, Series 1; Van Kampen Merritt Utility Income Trust, Series 1; Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; Van Kampen Focus Portfolios, Series 235, Series 265, Series 314, Series 366 and Series 402; Van Kampen Focus Portfolios, Taxable Income Series 47; and Van Kampen Unit Trusts, Series 427, Series 450, Series 687, Series 855, Series 894, Series 963, Series 984, Series 1027, Series 1050, Series 1129, Series 1135, Series 1178, Series 1179, Series 1187, Series 1190, Series 1191, Series 1194, Series 1195, Series 1197, Series 1198, Series 1201, Series 1203 and Series 1205 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

   Pursuant to the requirements of the Securities Act of 1933, the Registrant, Invesco Unit Trusts, Municipal Series 1130, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 4th day of December, 2012.

                                      INVESCO UNIT TRUSTS, MUNICIPAL SERIES 1130

                                 BY: INVESCO CAPITAL MARKETS, INC., as Depositor

                                                         By: /s/ JOHN F. TIERNEY
                                                             -------------------
                                                                  Vice President

   Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on December 4, 2012, by the following persons who constitute the principal officers and a majority of the Board of Directors of Invesco Capital Markets, Inc.

          SIGNATURE                             TITLE

Steven Massoni                         Director and President

M. Kevin Cronin                        Director and Senior Vice President

Annette J. Lege                        Treasurer and Chief Financial Officer



                                                         By: /s/ JOHN F. TIERNEY
                                                             -------------------
                                                             (Attorney-in-fact*)


---------------------
* An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as set forth in Exhibit 7.1.